Filed pursuant to Rule 424(b)(3) Registration No. 333-196115.

PROSPECTUS

68,486,792 Shares of Common Stock

This prospectus covers the resale of:

(i)	1,886,792 shares of common stock issuable upon exercise of warrants originally issued subject to a Prospectus Supplement dated August 13, 2014,

(ii)	7,320,000 shares of common stock issuable upon exercise of the Series A Warrants originally issued subject to a Prospectus Supplement dated January 12, 2015,

(iii)	7,320,000 shares of common stock issuable upon exercise of the Series B Warrants originally issued subject to a Prospectus Supplement dated January 12, 2015,

(iv)	7,320,000 shares of common stock issuable upon exercise of the Series C Warrants originally issued subject to a Prospectus Supplement dated January 12, 2015,

(v)	7,320,000 shares of common stock issuable upon exercise of the Series D Warrants originally issued subject to a Prospectus Supplement dated January 12, 2015,

(vi)	7,320,000 shares of common stock issuable upon exercise of the Series E Warrants originally issued subject to a Prospectus Supplement dated January 12, 2015,

(vii)	5,000,000 shares of common stock issuable upon exercise of the Series A-1 Warrants originally issued subject to a Prospectus Supplement dated March 9, 2015,

(viii)	5,000,000 shares of common stock issuable upon exercise of the Series B-1 Warrants originally issued subject to a Prospectus Supplement dated March 9, 2015,

(ix)	5,000,000 shares of common stock issuable upon exercise of the Series C-1 Warrants originally issued subject to a Prospectus Supplement dated March 9, 2015,

(x)	5,000,000 shares of common stock issuable upon exercise of the Series D-1 Warrants originally issued subject to a Prospectus Supplement dated March 9, 2015,

(xi)	5,000,000 shares of common stock issuable upon exercise of the Series E-1 Warrants originally issued subject to a Prospectus Supplement dated March 9, 2015 and

(xii)	5,000,000 shares of common stock issued to a shareholder on March 9, 2015.

We will not receive any proceeds from the resale of any of the shares of common stock being registered hereby sold by the selling stockholders.  However, we may receive proceeds from the exercise of the warrants held by the selling stockholders.

Our common stock is quoted on the OTCQB under the symbol “TPIV.” On July 2, 2015, the last reported sale price of our common stock on the OTCQB was $1.02 per share, and we had approximately 38,038,920 shares of common stock outstanding.

The selling stockholders may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

This prospectus provides a general description of the securities being offered. You should carefully read this prospectus and the registration statement of which it forms a part carefully before you invest in any securities.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2015

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus. In particular, attention should be directed to our “Risk Factors,” “Information With Respect to the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein before making an investment decision.

Business Overview

We specialize in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of cancer and infectious disease. The field of immunotherapy is a relatively new area of cancer treatment development that holds tremendous promise to generate more effective and better tolerated treatments for cancer than the more traditional, high dose chemotherapy and radiation and surgery therapies. Traditional treatments are not precise in targeting only cancerous cells, and they often fail to remove or destroy all of the cancer. The remaining cancer cells may then grow into new tumors, which can be fatally resistant to further chemotherapy or radiation. In the United States, deaths from cancer are second only to cardiovascular deaths.

Unlike other immunotherapeutic and vaccine technologies that narrowly address the initiation of an immune response, we have designed our approach ("Prime" and "Boost") to broadly stimulate the cellular immune system by enhancing the function of killer T-cells and helper T-cells.  Our business strategy in cancer is to take products through Phase II clinical trials and then partner with pharmaceutical marketing organizations ahead of Phase III trials.

Our principal product candidates are:

●	a new Her2/neu breast cancer immunotherapeutic vaccine technology in-licensed from the Mayo Clinic, MN,
●
a Folate Alpha Receptor immunotherapeutic vaccine comprised of a set of unique peptide epitopes targeting both breast cancer and ovarian cancer that we have an option to in-license from the Mayo Clinic,

●	Polystart™, our proprietary immunotherapeutic, nucleic acid-based expression technology,
●	TAP, a DNA technology expressing Transporter associated with Antigen Processing, and
●	in the field of infectious diseases, use of our technology platforms to create and improve on therapeutic vaccines for pandemic diseases and national preparedness.

Our Product Candidates

Our current operations are focused on developing four product candidates.  Two of these candidates are completing Phase I clinical trials, and we plan to progress them into Phase II clinical trials in 2015. The remaining product candidates are proprietary immunotherapeutic technologies that are in preclinical trials.

Folate Alpha Receptor

In March 2014, we acquired the option to in-license the technology being used in a late stage 24 patient, Phase l clinical program in ovarian cancer (Folate Alpha) being conducted by the Mayo Clinic. We have the exclusive option to in-license the Folate Alpha Receptor upon the completion of Phase I. We may exercise our option to acquire that license prior to the completion of Phase I. This product candidate was generally well tolerated and safe and generated immune responses in the majority of patients in Phase I, and planning for Phase II is well underway

Folate Alpha Receptor is expressed in over 90% of ovarian cancer and in 86% of triple negative breast cancer, for which the only treatment options are surgery and chemotherapy, leaving a very important and urgent clinical need for new therapeutics.  In ovarian cancer, time to recurrence is relatively short for this type of cancer and survival prognosis is extremely poor after recurrence. We intend to initiate a Phase II trial in the second or third quarter of 2015 to include the Folate Alpha Receptor epitopes.  This trial will likely focus on either triple-negative breast or ovarian cancer. As both of these cancer indications have few treatment options, our plan is to present a Phase II advancement plan with an application for orphan drug status. Orphan drug status is allowed by the FDA in cases where the disease affects fewer than 200,000 people in the USA and makes allowances for a number of commercial benefits including sales of the drug for seven years without competition.

i

We plan to incorporate the pre-clinical development of Polystart™ as a boost strategy for ovarian cancer and triple negative breast cancer. We believe that the comprehensive scientific underpinnings of our overall approach, to elicit the production of both helper T-cells and killer T-cells, will provide us with competitive product candidates for the treatment of ovarian cancer, Her2neu breast cancer and triple negative breast cancer.

Her2/NEU

In 2011, we signed a Technology Option Agreement with the Mayo Foundation for Medical Education and Research, Rochester, MN (the “Mayo Clinic”), for the evaluation of Her2/neu peptide epitopes as antigens for a breast cancer vaccine. The agreement grants us an exclusive worldwide option to become the exclusive in-licensee of the technology after completion of Phase I clinical trials. The Mayo Clinic is completing a Phase I study to evaluate the safety and immune response(s) for Her2/neu antigens. This trial is fully enrolled with 22 patients and closed, and patient dosing has been completed. All patients have received the vaccine composition, and interim safety analysis on the first six patients has been completed and shown to be safe. In addition, each of the first six patients treated developed specific T-cell immune responses to the antigens in the vaccine composition proving a solid case for advancement to Phase II in 2015.  An additional secondary endpoint incorporated into this Phase I trial will be a two-year follow-on recording time to disease recurrence in the participating breast cancer patients. The assessment of vaccine safety (primary endpoint) was completed in 2014 and evaluation of immunogenicity (secondary endpoint) for this trial is currently scheduled for completion in 2015 with a full set of interim data expected in Q1 of 2015.

As this Phase I Trial progresses, we plan to add a class I peptide, in-licensed from the Mayo Clinic in 2012 to the four class II peptides in the context of a Phase I(b)/II clinical trial.  We believe that the combination of class I and class II Her2/neu antigens gives us the leading Her2/neu vaccine platform.  Therefore, a key goal in 2015 is to progress the Her2/neu vaccine into the above mentioned Phase 1(b)/II clinical trial.

In the future, we would like to incorporate the pre-clinical development of Polystart™ as a boost strategy for Her2/neu breast cancer. We believe that the comprehensive scientific underpinnings of our overall approach, to elicit the production of both helper T-cells and killer T-cells, will provide us with highly competitive product candidates for the treatment of Her2/neu positive breast cancer.

Our business strategy with respect to the peptide vaccines is to take them through Phase II clinical trials and then partner with pharmaceutical marketing organizations ahead of Phase III trials.

Polystart™

Polystart™ is our proprietary immunotherapeutic, nucleic acid-based expression technology. Our Polystart™ technology comprises two portions, one supporting high level of expression and the other a T-cell peptide antigen array (“PAA”). The antigens making up the PAA are naturally processed inside a patient’s own cells where they are then presented on the cell surface visible for T-cell recognition, activation and expansion.

Our Polystart™ technology directs the translation and subsequent endogenous natural processing of antigenic T-cell epitopes contained within a poly-antigen array(s) at four times the level of conventional comparator systems, thereby providing a greater signal/propensity to attract and directly interact with a patient’s T-cells. Accordingly, elevated levels of target specific cell surface presented T-cell antigen(s) are correspondingly expected to more effectively engage, activate and expand antigen specific killer T-cell population(s) that can then seek out and destroy target cells (e.g., cancer cells). In addition, our versatile Polystart™ technology is designed to express either class I killer or class II helper T-cell antigenic epitopes. We believe that our nucleic acid-based systems can also incorporate our TAP technology, although we have not yet taken steps to analyze their combined use.

We have undertaken preclinical studies with our Polystart™/PAA technology in connection with a vaccine candidate, and we have been encouraged by the results.

Our Polystart™ technology was invented in-house and is therefore not subject to any licensing fees or downstream royalty payments.

TAP

TAP is our DNA expression technology designed to make cancer cells more immunogenic. In many solid cancer tumors, the TAP (Transporter associated with Antigen Presentation) protein system does not function and, therefore, the immune system is not stimulated to attack the cancer. We believe that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer. One of our strategic visions is to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells. We believe that this strategy will provide a commercially viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer. We expect these studies to begin in 2015.

Our TAP technology was acquired from the University of British Columbia in full and is therefore not subject to any licensing fees or downstream royalty payments.

Corporate Information

Our principal executive offices are located at 1551 Eastlake Avenue East, Suite 100, Seattle, WA 98102 and our telephone number is (206) 504-7278.

Common stock outstanding:	38,038,920 shares as of July 2, 2015
Common stock offered by selling stockholders:	68,486,792 shares
Common stock outstanding after the offering:	101,525,712 shares(1)
Use of Proceeds:
We will not receive any proceeds from the sale of the common stock by the selling stockholders. We may receive proceeds if the following warrants are exercised:

(i)      up to $2,207,547 if the warrants issued in August 2014 are exercised;
(ii)     up to $732,000 if the Series A Warrants are exercised;
(iii)    up to $1,464,000 if the Series B Warrants are exercised;
(iv)    up to $3,660,000 if the Series C Warrants are exercised;
(v)     up to $5,490,000 if the Series D Warrants are exercised;
(vi)    up to $9,150,000 if the Series E Warrants are exercised;
(vii)   up to $500,000 if the Series A-1 Warrants are exercised;
(viii)  up to $1,000,000 if the Series B-1 Warrants are exercised;
(ix)     up to $2,500,000 if the Series C-1 Warrants are exercised;
(x)      up to $3,750,000 if the Series D-1 Warrants are exercised;
(xi)     up to $6,250,000 if the Series E-1 Warrants are exercised;

(to the extent the registration statement of which this prospectus is a part is then effective and, if applicable, the “cashless exercise” provision is not utilized by the holder). Any proceeds will be used for general corporate and working capital or for other purposes that the Board of Directors, in their good faith, deems to be in the best interest of the Company. No assurances can be given that any of such warrants will be exercised. See “Use of Proceeds.”

Quotation of common stock:	Our common stock is listed for quotation on the OTCQB market under the symbol “TPIV.”
Dividend policy:	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our common stock.
Risk factors:
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

________
(1)           Assumes the exercise of all warrants being resold pursuant to this prospectus and that none of the other outstanding warrants or options are exercised.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Related to our Business

We are a development stage company with a history of operating losses.

We are a clinical-stage immunotherapy company with a history of losses, and we may always operate at a loss. We expect that we will continue to operate at a loss throughout our development stage, and as a result, we may exhaust our financial resources and be unable to complete the development of our products. We anticipate that our ongoing operational costs will increase significantly as we continue conducting our clinical development program. Our deficit will continue to grow during our drug development period. We have no sources of revenue to provide incoming cash flows to sustain our future operations. As outlined above, our ability to pursue our planned business activities depends upon our successful efforts to raise additional equity financing

We have sustained losses from operations in each fiscal year since our inception, and we expect losses to continue for the indefinite future due to the substantial investment in research and development. As of March 31, 2015, we had an accumulated deficit of $87,291,000 since inception. We expect to spend substantial additional sums on the continued administration and research and development of licensed and proprietary products and technologies with no certainty that our approach and associated technologies will become commercially viable or profitable as a result of these expenditures. If we fail to raise a significant amount of capital, we may need to significantly curtail operations or cease operations in the near future. If any of our product candidates fails in clinical trials or does not gain regulatory approval, we may never generate revenue. Even if we generate revenue in the future, we may not be able to become profitable or sustain profitability in subsequent periods.

We have not yet sold any products or received regulatory approval to sell our products.

We have no approved products or products pending approval. As a result, we have not derived any revenue from the sales of products and have not yet demonstrated ability to obtain regulatory approval, formulate and manufacture commercial scale products, or conduct sales and marketing activities necessary for successful product commercialization. Without revenue, we can only finance our company through debt and equity financings.

We may not be able to develop products successfully or develop them on a timely basis.

Our immunotherapy product candidates are at various stages of research and development. Further development and extensive testing will be required to determine their technical feasibility and commercial viability. We will need to complete significant additional clinical trials demonstrating that our product candidates are safe and effective to the satisfaction of the FDA and other non-U.S. regulatory authorities. The drug approval process is time-consuming, which involves substantial expenditures of resources, and depends upon a number of factors, including the severity of the illness in question, the availability of alternative treatments, and the risks and benefits demonstrated in the clinical trials. Our success depends on our ability to achieve scientific and technological advances and to translate such advances into licensable, FDA-approvable, commercially competitive products on a timely basis. Failure can occur at any stage of the process. If such programs are not successful, we may be unable to develop revenue-producing products. As we enter a more extensive clinical program for our product candidates, the data generated in these studies may not be as compelling as the earlier results.

Immunotherapies and vaccines that we may develop are not likely to be commercially available for three or more years. Any delay in obtaining FDA and/or other necessary regulatory approvals in the United States and in countries outside the United States for any investigational new drug and failure to receive such approvals would have an adverse effect on the investigational new drug’s potential commercial success and on our business, prospects, financial condition and results of operations. The time required to obtain approval by the FDA and non-U.S. regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. For example, the FDA or non-U.S. regulatory authorities may disagree with the design or implementation of our clinical trials or study endpoints; or we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks. In addition, the FDA or non-U.S. regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials or the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application (“NDA”) or other submission or to obtain regulatory approval in the United States or elsewhere. The FDA or non-U.S. regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or non-U.S. regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The proposed development schedules for our immunotherapy product candidates may be affected by a variety of other factors, including technological difficulties, clinical trial failures, regulatory hurdles, competitive products, intellectual property challenges and/or changes in governmental regulation, many of which will not be within our control.

Any delay in the development, approval, introduction or marketing of our products could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in this section, we might not be able to successfully complete the development or marketing of any new products, and as a result, our business, prospects, financial condition and results of operations could be materially and adversely affected. We may be required to reduce our staff, discontinue certain research or development programs of our future products and cease to operate.

We may not achieve commercial success even if our product candidates are approved for sale.

Even if we obtain the required regulatory approvals to market our product candidates, there are many factors which may prevent us from ever successfully selling the products in commercial quantities. Some factors are beyond our control, such as:

●acceptance of the formulation of immunotherapies by health care professionals and patients;
● failure of third-parties that we may enter into collaboration agreements with for the manufacture, sales, marketing and distribution of our products; and
●the availability, effectiveness and relative cost of alternative treatments which may be developed by competitors.

We may face legal claims; Litigation is expensive and we may not be able to afford the costs.

We may face legal claims involving stockholders, consumers, competitors, entities from whom we license technology, entities with whom we collaborate, persons claiming that we are infringing on their intellectual property and others. As described in the discussion entitled “Legal Proceedings” in this prospectus, we are engaged in one legal proceeding, in which we could suffer significant financial losses. Legal proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in business practices, or requiring other remedies, such as compulsory licensing of patents.

The costs of litigation or any proceeding relating to our intellectual property or contractual rights could be substantial even if resolved in our favor. Some of our competitors or financial funding sources have far greater resources than we do and may be better able to afford the costs of complex legal procedures. Also, in a law suit for infringement or contractual breaches, even if frivolous, will require considerable time commitments on the part of management, its attorneys and consultants. Defending these types of proceedings or legal actions involve considerable expense and could negatively affect our financial results.

Our research and development programs are subject to uncertainty.

Factors affecting our research and development programs include, but are not limited to:

● competition from companies that are substantially and financially stronger than we are;

● need for acceptance of our Immunotherapies;

● our ability to anticipate and adapt to a competitive market and rapid technological developments;

● amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

● need to rely on multiple levels of outside funding due to the length of drug development cycles and governmental approved protocols associated with the pharmaceutical industry; and

● dependence upon key personnel including key independent consultants and advisors.

Our research and development expenses may not be consistent from time to time. We may be required to accelerate or delay incurring certain expenses depending on the results of our studies and the availability of adequate funding.

Certain of our technologies are in-licensed from third parties, and the protection of those technologies is not entirely within our control.

We license technologies from a third party, the Mayo Clinic, for: (i) the Her2/neu peptide epitopes, (ii) a novel set of Class II HER2/neu antigens discovered in breast cancer patients and (iii) a novel smallpox peptide antigens. In addition, we have an option, which we intend to exercise, to license the Folate Alpha Receptor technology from the Mayo Clinic. As a result of these in-licenses, we could lose the right to develop each of the technologies if:

●the owners of the patent rights underlying the technologies that we license do not properly maintain or enforce the patents and intellectual property underlying those properties,

●the Mayo Clinic seeks to terminate our license in contravention of the license agreements,

●we fail to make all payments due and owing under any of the licenses or,

●we fail to obtain on commercially reasonable terms, if at all, in-licenses from the Mayo Clinic or other for other rights that are necessary to develop the technology that we have already in-licensed.

If any of the above occurs, we could lose the right to use the in-licensed intellectual property, which would adversely affect our ability to commercialize our technologies, products or services. The loss of any current or future licenses from Mayo Clinic or the exclusivity rights provided therein could materially harm our financial condition and operating results.

We have an option to acquire an exclusive in-license technology from a third party, and if that party does not protect its license, we could lose the opportunity to develop that technology.

In 2014, Ayer Special Situations Funds I, LP (“Ayer”) obtained an exclusive in-license from the Mayo Clinic to the Folate Alpha Receptor technology, and we obtained an option to acquire that exclusive in-license from Ayer. If Ayer does not maintain the in-license technology or, in contradiction of the terms of our agreement with Ayer, transfers it another party or relinquishes the in-license, our competitive position and business prospects could be harmed. Ayer also may seek to terminate our option to acquire the in-license, which could cause us to lose the right to use the right to develop intellectual property and adversely affect our ability to commercialize our technologies, products or services.

We rely upon patents to protect our technology. We may be unable to protect our intellectual property rights, and we may be liable for infringing the intellectual property rights of others.

Our ability to compete effectively depends on our ability to maintain the proprietary nature of our technologies, including Polystart™, and the proprietary technology of others with whom we have entered into collaboration and licensing agreements.

We own or hold licenses to a number of issued patents and U.S. pending patent applications, as well as foreign patents and foreign counterparts. Our success depends in part on our ability to obtain patent protection both in the United States and abroad for our product candidates, as well as the methods for treating patients in the product indications using these product candidates. Such patent protection is costly to obtain and maintain, and sufficient funds might not be available. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if our product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will be issued from any pending or future patent applications owned by or licensed to us. Even if patents have been issued or will be issued, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. Furthermore, different countries have different procedures for obtaining patents, and patents issued in different countries offer different degrees of protection against use of the patented invention by others. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. Our patents can be challenged by our competitors who can argue that our patents are invalid, unenforceable, lack sufficient written description or enablement, or that the claims of the issued patents should be limited or narrowly construed. Patents also will not protect our product candidates if competitors devise ways of making or using these product candidates without infringing our patents.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our technologies, methods of treatment, product candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets and we have the funds to enforce our rights, if necessary.

The expiration of our owned or licensed patents before completing the research and development of our product candidates and receiving all required approvals in order to sell and distribute the products on a commercial scale can adversely affect our business and results of operations.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We also rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are unable to obtain licenses needed for the development of our product candidates, or if we breach any of the agreements under which we license rights to patents or other intellectual property from third parties, we could lose license rights that are important to our business.

If we are unable to maintain and/or obtain licenses needed for the development of our product candidates in the future, we may have to develop alternatives to avoid infringing on the patents of others, potentially causing increased costs and delays in drug development and introduction or precluding the development, manufacture, or sale of planned products. Some of our licenses provide for limited periods of exclusivity that require minimum license fees and payments and/or may be extended only with the consent of the licensor. We might not meet these minimum license fees in the future or these third parties might not grant extensions on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Additionally, the patents underlying the licenses might not be valid and enforceable. To the extent any products developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from such product sales and may render the sales of such products uneconomical. In addition, the loss of any current or future licenses or the exclusivity rights provided therein could materially harm our business financial condition and our operations.

We may not obtain or maintain the benefits associated with orphan drug designation, including market exclusivity.

We plan to present Phase II advancement plans in late 2014 for the Folate Alpha Receptor technology in the form of an application for orphan drug status. If we are not granted orphan drug designation, the Phase II trial will be significantly longer and costlier than we currently anticipate.  Even if granted, we may not receive the benefits associated with orphan drug designation. This may result from a failure to maintain orphan drug status, or result from a competing product reaching the market that has an orphan designation for the same disease indication. Under U.S. regulations for orphan drugs, if such a competing product reaches the market before ours does, the competing product could potentially obtain a scope of market exclusivity that limits or precludes our product from being sold in the United States for seven years. Even if we obtain exclusivity, the FDA could subsequently approve a drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. A competitor also may receive approval of different products for the same indication for which our orphan product has exclusivity, or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

In addition, if and when we request orphan drug designation in Europe, the European exclusivity period is ten years but can be reduced to six years if the drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMEA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

We have no manufacturing, sales, marketing or distribution capability and we must rely upon third parties for such.

We do not intend to create facilities to manufacture our products and therefore will depend upon third parties to do so. We currently have no agreements with any commercial manufacturers.

If we are unable to establish or manage strategic collaborations in the future, our revenue and drug development may be limited.

Our strategy includes eventual substantial reliance upon strategic collaborations for marketing and commercialization of our cancer vaccines, and we may rely even more on strategic collaborations for research, development, marketing and commercialization of our other Immunotherapies. If we are unsuccessful in securing such strategic collaborations we may be unable to commercialize our products as we have not yet licensed, marketed or sold any of our Immunotherapies or entered into successful collaborations for these services in order to ultimately commercialize our Immunotherapies. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, clinical, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our Immunotherapies or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Management of our relationships with our collaborators will require:

● significant time and effort from our management team;

● coordination of our research and development programs with the research and development priorities of our collaborators; and

● effective allocation of our resources to multiple projects.

If we continue to enter into research and development collaborations at the early phases of drug development, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our Immunotherapies. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our Immunotherapies. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to this collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

We need to attract and retain highly skilled personnel; we may be unable to effectively manage growth with our limited resources.

As of July 1, 2015, we had one full-time employee and a number of management and scientific consultants. Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, or integrating them into our operations, our business, prospects, financial condition and results of operations will be materially adversely affected. In such circumstances we may be unable to conduct certain research and development programs, unable to adequately manage our clinical trials and other products, and unable to adequately address our management needs.

We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.

We depend upon the efforts and abilities of our senior executives, as well as the services of several key consultants, including Dr. Glynn Wilson and Dr. Robert Florkiewicz. The loss or unavailability of the services of either of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to our Industry

The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. As a result, our actual or proposed Immunotherapies could become obsolete before we recoup any portion of our related research and development and commercialization expenses. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions and governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of certain investigational new drugs under development or approved products by competitors that are used for the prevention, diagnosis, or treatment of certain diseases we have targeted for drug development. Various companies are developing biopharmaceutical products that have the potential to directly compete with our Immunotherapies even though their approach may be different. The biotechnology and biopharmaceutical industries are highly competitive, and this competition comes from both biotechnology firms and from major pharmaceutical companies. Many of these companies have substantially greater financial, marketing, and human resources than we do. We also experience competition in the development of our Immunotherapies from universities, other research institutions and others in acquiring technology from such universities and institutions.

In addition, certain of our Immunotherapies may be subject to competition from investigational new drugs and/or products developed using other technologies, some of which have completed numerous clinical trials.

We are subject to numerous risks inherent in conducting clinical trials.

We outsource the management of our clinical trials to third parties. Agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services, place substantial responsibilities on these parties that, if unmet, could result in delays in, or termination of, our clinical trials. If any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, agents. We cannot be certain that we will successfully recruit enough patients to complete our clinical trials nor that we will reach our primary endpoints. Delays in recruitment, lack of clinical benefit or unacceptable side effects would delay or prevent the initiation of the Phase II, clinical trials, planned for late 2014.

We or our regulators may suspend or terminate our clinical trials for a variety of reasons. We may voluntarily suspend or terminate our clinical trials at any time if we believe they present an unacceptable risk to the patients enrolled in our clinical trials or do not demonstrate clinical benefit. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the patients enrolled in our clinical trials.

Our clinical trial operations are subject to regulatory inspections at any time. If regulatory inspectors conclude that we or our clinical trial sites are not in compliance with applicable regulatory requirements for conducting clinical trials, we may receive reports of observations or warning letters detailing deficiencies, and we will be required to implement corrective actions. If regulatory agencies deem our responses to be inadequate, or are dissatisfied with the corrective actions we or our clinical trial sites have implemented, our clinical trials may be temporarily or permanently discontinued, and we may be fined, we or our investigators may be precluded from conducting any ongoing or any future clinical trials, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.

The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval for our product candidates, which would materially harm our business, results of operations and prospects.

The successful development of immunotherapies is highly uncertain.

Successful development of biopharmaceuticals is highly uncertain and depends on numerous factors, many of which are beyond our control. Immunotherapies that appear promising in the early phases of development may fail to reach the market for several reasons including:

● preclinical study results that may show the immunotherapy to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects;

●clinical study results that may show the immunotherapy to be less effective than expected (e.g., the study failed to meet its primary endpoint) or to have unacceptable side effects;

●failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis, or Biologics License Application preparation, discussions with the FDA, an FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

●manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the immunotherapy uneconomical; and

●the proprietary rights of others and their competing products and technologies that may prevent the immunotherapy from being commercialized.

Success in preclinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one immunotherapy to the next, and may be difficult to predict.

Even if we are successful in getting market approval, commercial success of any of our product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third-party payers, including government payers such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payers could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other health care payers were not to provide adequate coverage and reimbursement levels for one any of our products once approved, market acceptance and commercial success would be reduced.

In addition, if one of our products is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third party providers) comply with Good Manufacturing Practices (“GMPs”) and Good Clinical Practices (‘GCPs’), for any clinical trials that we conduct post-approval. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-market approval could have a material adverse effect on our business, financial condition and results of operations.

We must comply with significant government regulations.

The research and development, manufacture and marketing of human therapeutic and diagnostic products are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, research and development activities (including testing in animals and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the products that we are developing. If we obtain approval for any of our product candidates, our operations will be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statue and the federal False Claims Act, and privacy laws. Noncompliance with applicable laws and requirements can result in various adverse consequences, including delay in approving or refusal to approve product licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, fines, criminal prosecution, civil and criminal penalties, recall or seizure of products, exclusion from having our products reimbursed by federal health care programs, the curtailment or restructuring of our operations, injunctions against shipping products and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining requisite FDA approval has historically been costly and time-consuming. Current FDA requirements for a new human biological product to be marketed in the United States include: (1) the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (2) filing with the FDA of an IND to conduct human clinical trials for drugs or biologics; (3) the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational new drug for its recommended use; and (4) filing by a company and acceptance and approval by the FDA of a Biologic License Application, or BLA, for a biological investigational new drug, to allow commercial distribution of a biologic product. The FDA also requires that any drug or formulation to be tested in humans be manufactured in accordance with its Good Manufacturing Practices, or GMP, regulations. This has been extended to include any drug that will be tested for safety in animals in support of human testing. The GMPs set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our Immunotherapies through clinical testing and to market.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

Our success depends in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the products or use of our technologies infringe these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

●the patentability of our inventions relating to our product candidates; and/or

●the enforceability, validity or scope of protection offered by our patents relating to our product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

●incur substantial monetary damages;

●encounter significant delays in bringing our product candidates to market; and/or

●be precluded from participating in the manufacture, use or sale of our product candidates or methods of treatment requiring licenses.

We may incur substantial liabilities from any product liability claims if our insurance coverage for those claims is inadequate.

We face an inherent risk of product liability exposure related to the testing of our Immunotherapies in human clinical trials, and will face an even greater risk if the approved products are sold commercially. An individual may bring a liability claim against us if one of the Immunotherapies causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●decreased demand for our Immunotherapies;

●damage to our reputation;

●withdrawal of clinical trial participants;

●costs of related litigation;

●substantial monetary awards to patients or other claimants;

●loss of revenues;

●the inability to commercialize Immunotherapies; and

●increased difficulty in raising required additional funds in the private and public capital markets.

We do not have product liability insurance because we are not selling our products yet. We intend to maintain product liability insurance consistent with industry standards upon commencement of the marketing and distribution. There can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a materially adverse effect on our business, financial condition or results of operations, we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Risks Related to our Securities

The price of our common stock may be volatile.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price at which our shares of common stock being registered by the registration statement of which this prospectus forms a part are resold, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Those factors that could cause fluctuations include, but not limited to, the following:

●	price and volume of fluctuations in the overall stock market from time to time;

●	fluctuations in stock market prices and trading volumes of similar companies;

●	actual or anticipated changes in our net loss or fluctuations in our operating results or in the expectations of securities analysts;

●	the issuance of new equity securities pursuant to a future offering, including issuances of preferred stock;

●	general economic conditions and trends;

●	positive and negative events relating to healthcare and the overall pharmaceutical and biotech sector;

●	major catastrophic events;

●	sales of large blocks of our stock;

●	significant dilution caused by the anti-dilutive clauses in our financial agreements;

●	departures of key personnel;

●	changes in the regulatory status of our Immunotherapies, including results of our clinical trials;

●	events affecting Mayo Clinic, Mayo Foundation for Medical Education and Research or any future collaborators;

●	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

●	regulatory developments in the United States and other countries;

●	failure of our common stock to be listed or quoted on the OTCQB, the NASDAQ Capital Market, NYSE Amex Equities or other national market system;

●	changes in accounting principles; and

●	discussion of us or our stock price by the financial and scientific press and in online investor communities.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

A DTC “Chill” on the electronic clearing of trades in our securities in the future may affect the liquidity of our stock and our ability to raise capital.

There is a risk that the Depository Trust Company (DTC) may place a “chill” on the electronic clearing of trades in our securities. This may lead some brokerage firms to be unwilling to accept certificates and/or electronic deposits of our stock and other securities and also some may not accept trades in our securities altogether. There is no assurance that a chill will not occur in the future. A future DTC chill would affect the liquidity of our securities and make it difficult to purchase or sell our securities in the open market. It may also have an adverse effect on our ability to raise capital because investors may be unable to easily resell our securities into the market. Our inability to raise capital on terms acceptable to us, if at all, could have a material and adverse effect on our business and operations.

You may have difficulty selling our shares because they may be deemed “penny stocks.”

If our common stock price does not increase above $5.00 per share or we are unsuccessful in listing on a “recognized” national exchange, our common stock may continue to be deemed a “penny stock” as that term is defined in Rule 3a51-1, promulgated under the Exchange Act. Penny stocks are, generally, stocks:

● with a price of less than $5.00 per share;

●that are neither traded on a “recognized” national exchange nor listed on an automated quotation system sponsored by a registered national securities association meeting certain minimum initial listing standards; and

●of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenue of less than $6.0 million for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a “penny stock” for the investor’s account. We urge potential investors to obtain and read this disclosure carefully before purchasing any shares that are deemed to be “penny stock.”

Rule 15g-9 promulgated under the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any “penny stock” to that investor. This procedure requires the broker-dealer to:

●obtain from the investor information about his or her financial situation, investment experience and investment objectives;

●reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has enough knowledge and experience to be able to evaluate the risks of “penny stock” transactions;

●provide the investor with a written statement setting forth the basis on which the broker-dealer made his or her determination; and

●receive a signed and dated copy of the statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.

Compliance with these requirements may make it harder for investors in our common stock to resell their shares to third parties. Accordingly, our common stock should only be purchased by investors, who understand that such investment is a long-term and illiquid investment, and are capable of and prepared to bear the risk of holding our common stock for an indefinite period of time.

Our stock closed at $1.02 per share on July 2, 2015 and the per share price of our common stock might not obtain or maintain the necessary levels to prevent our stock being subject to these rules in the future.

A limited public trading market may cause volatility in the price of our common stock.

The quotation of our common stock on the OTCQB does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is thus subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our shareholders could suffer losses or be unable to liquidate their holdings. Our stock is thinly traded due to the limited number of shares available for trading on the market thus causing large swings in price. In addition, there is no established trading market for our warrants.

The market prices for our common stock may be adversely impacted by future events.

Our common stock began trades on the over-the-counter-markets and is currently quoted on the OTCQB under the symbol “TPIV.OB” and on the Frankfurt and Berlin Stock Exchanges under the symbol “GX1A.” The listing on the Berlin Stock Exchange was done without the Company’s knowledge and consent. Market prices for our common stock and warrants will be influenced by a number of factors, including:

●the issuance of new equity securities pursuant to a future offering, including issuances of preferred stock;

●changes in interest rates;

●significant dilution caused by the anti-dilutive clauses in our financial agreements;

●competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●variations in quarterly operating results;

●change in financial estimates by securities analysts;

●the depth and liquidity of the market for our common stock and warrants;

●investor perceptions of our company and the pharmaceutical and biotech industries generally; and

●general economic and other national conditions.

If we fail to remain current with our listing requirements, we could be removed from the OTCQB which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the OTCQB must be reporting issuers under Section 12 of the Securities Exchange Act, as amended. If we fail to file such reports in a timely manner, the shares of our common stock would eventually cease to be quoted on the OTCQB, and the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Our internal control over financial reporting and our disclosure controls and procedures have been ineffective in the past, and may be ineffective again in the future, and failure to improve them at such time could lead to errors in our financial statements that could require a restatement or untimely filings, which could cause investors to lose confidence in our reported financial information, and a decline in our stock price.

Certain of our outstanding warrants contain, or may be deemed to contain from time to time, embedded derivative rights in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. These derivative rights, or similar rights in securities we may issue in the future, need to be, or may need to be, separately valued as of the end of each accounting period in accordance with GAAP.

The Company has evaluated the application ASC 480-10 Distinguishing liabilities from equity, ASC 815-40 Contracts in an Entity’s Own Equity and ASC 718-10 Compensation – Stock Compensation to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes, private placements, consulting agreements, and various debt settlements during 2009 through 2012. Based on the guidance, management concluded these instruments are required to be accounted for as derivatives either due to a ratchet down protection feature available on the exercise price or a holder’s right to put the warrants back to the Company for cash under certain conditions or a conversion option feature with conversion into variable number of shares. Under ASC 815-40-25, the Company records the fair value of these warrants and conversion options (derivatives) on its balance sheet, at fair value, with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”. The fair value of the share purchase warrants are recorded on the balance sheet under ‘Derivative liability – warrants’ and the fair value of the conversion options are recorded on the balance sheet under ‘Derivative liability – conversion option’.

Sales of additional equity securities may adversely affect the market price of our common stock and your rights may be reduced.

We expect to continue to incur drug development and sale, general and administrative costs, and to satisfy our funding requirements, we will need to sell additional equity securities, which may be subject to registration rights and warrants with anti-dilutive protective provisions. The sale or the proposed sale of substantial amounts of our common stock or other equity securities in the public markets may adversely affect the market price of our common stock and our stock price may decline substantially. Our shareholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. Also, new equity securities issued may have greater rights, preferences or privileges than our existing common stock.

Additional authorized shares of common stock available for issuance may adversely affect the market price of our securities.

We are currently authorized to issue 500,000,000 shares of our common stock. As of July 2, 2015, we had 38,038,920 shares of our common stock issued and outstanding, excluding shares issuable upon exercise of our outstanding warrants, options and shares of common stock earned but not yet issued under Omnibus Stock Option Plan. Those outstanding shares represent 6.5% of our authorized shares, meaning that the ownership position of the current shareholders could be diluted significantly were we to issue a large number of additional shares.  Fear of such ownership dilution could reduce the desirability of our shares and reduce the price at which you are able to resell your shares.

The accounting treatment for certain of our warrants is complex and subject to judgments concerning the valuation of embedded derivative rights within the applicable securities. Fluctuations in the valuation of these rights could cause us to take charges to our earnings and make our financial results unpredictable.

Certain of our outstanding warrants contain, or may be deemed to contain from time to time, embedded derivative rights in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. These derivative rights, or similar rights in securities we may issue in the future, need to be, or may need to be, separately valued as of the end of each accounting period in accordance with GAAP. We record these embedded derivatives as liabilities at issuance, valued using the American Binomial Option Pricing Model and are subject to revaluation at each reporting date. Any change in fair value between reporting periods is reported on our statement of operations. At March 31, 2015, the fair value of the derivative liability – warrants was $2,052,975. Changes in the valuations of these rights, the valuation methodology or the assumptions on which the valuations are based could cause us to take charges to our earnings, which would adversely impact our results of operations. Moreover, the methodologies, assumptions and related interpretations of accounting or regulatory authorities associated with these embedded derivatives are complex and in some cases uncertain, which could cause our accounting for these derivatives, and as a result, our financial results, to fluctuate. There is a risk that questions could arise from investors or regulatory authorities concerning the appropriate accounting treatment of these instruments, which could require us to restate previous financial statements, which in turn could adversely affect our reputation, as well as our results of operations.

We do not intend to pay cash dividends.

We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying cash dividends for the foreseeable future. Any future determination as to the payment of cash dividends on our common stock will be at our board of directors’ discretion and depends on our financial condition, operating results, capital requirements and other factors that our board of directors considers to be relevant.

Nevada law has anti-takeover provisions that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Nevada law contains provisions which could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our shareholders. We are authorized to issue up to 5,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by shareholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

Provisions of Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a shareholder might consider favorable. Such provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. In particular, Nevada law, among other things, provides the Board of Directors with the ability to alter the Bylaws without shareholder approval, and provide that vacancies on the Board of Directors may be filled by a majority of directors in office, although less than a quorum.

We are also subject to Section78.378 and78.379 of Nevada Revised Statutes Section, which, subject to certain exceptions, imposes regulations over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, the articles of incorporation, the bylaws or a resolution adopted by the directors of the issuing corporation may impose stricter requirements on the acquisition of a controlling interest in the corporation than the provisions of NRS 78.378 to 78.379.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with its board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Properties.

Our corporate offices are currently located at 1551 Eastlake Avenue East, Suite 100, Seattle, Washington, 98102.We are on a month-to-month basis with our landlord for our current facility which is approximately 2,682 square feet in Seattle, Washington.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.  The shares being resold by the selling stockholders will only be issued if the warrants are exercised, and we may receive proceeds of up to $36,703,547 if all of those warrants are exercised (to the extent the registration statement of which this prospectus is a part is then effective and, if applicable, the “cashless exercise” provision is not utilized by the holder).  Any net proceeds we receive will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

DETERMINATION OF OFFERING PRICE

The selling stockholders will offer common stock at the prevailing market prices or privately negotiated price. The offering price of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our common stock may not trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon the warrants as described in this prospectus. Upon the effectiveness of the registration statement of which this prospectus forms a part, the selling stockholders may offer the shares underlying those warrants for resale from time to time. Except as otherwise set out in this prospectus, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the ownership of shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock owned by the selling stockholders as of July 2, 2015, assuming exercise of the warrants held by each such selling stockholder on that date and not taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of common stock being offered by this Prospectus by the selling stockholders and does not take in account any limitations on exercise of the warrants set forth therein.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this Prospectus.

Under the terms of the warrants, a selling stockholder may not (i) exercise the warrants issued in August 2014, the Series A Warrants, the Series D Warrants or the Series E Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%, (ii) exercise the Series B or the Series C Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 9.9% and (iii) exercise the Series A-1 Warrants, the Series B-1 Warrants, the Series C-1 Warrants, the Series D-1 Warrants or the Series E-1 Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 49.9%. The number of shares in the second column and the third column do not reflect these limitations. The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After the Offering (2)
Empery Asset Master, LTD (3)	6,590,156	5,160,836	1,429,320	0%
Empery Tax Efficient, LP (4)	1,495,465	1,153,691	341,774	0%
Empery Tax Efficient II, LP (5)	10,041,171	7,172,265	2,868,906	0%
Iroquois Master Fund Ltd. (6)	8,750,000	6,250,000	2,500,000	0%
American Capital Management LLC (7)	6,000,000	3,750,000	2,250,000	<1%
The Merav Abbe Irrevocable Trust (8)	2,000,000	1,250,000	750,000	<1%
The Samantha Abbe Irrevocable Trust (9)	666,680	416,675	250,005	<1%
The Talia Abbe Irrevocable Trust (10)	666,640	416,650	249,990	<1%
The Bennett Abbe Irrevocable Trust (11)	666,640	416,650	249,990	<1%
Brio Capital Master Fund, Ltd. (12)	17,500,000	12,500,000	5,000,000	0%
Eastern Capital Limited (13)	40,000,000	30,000,000	10,000,000	0%

(1)
Includes shares of Common Stock underlying warrants held by the Selling Stockholder that are covered by this Prospectus, including any convertible securities that, due to contractual restrictions, may not be exercisable if such exercise would result in beneficial ownership greater than 4.9%, 9.9% and 49.9%, as applicable.

(2)
Based on 101,525,712 shares of common stock, which includes 38,038,920 shares of common stock issued and outstanding on July 2, 2015 and all 63,486,792 shares of common stock being offered in this Prospectus that may be issued upon exercise of the warrants.  In determining this amount, we assumed that all 63,486,792 shares of common stock being offered in this Prospectus that may be issued upon exercise of the warrants will be sold.  If this assumption is incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(3)
Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd ("EAM"), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

“Number of Shares of Common Stock Owned Prior to Offering” includes this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and 1,429,320 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 1,587,536 shares of common stock issuable upon exercise of the warrants sold in August 2014, (ii) 714,660 shares of common stock issuable upon exercise of the Series A Warrants, (iii) 714,660 shares of common stock issuable upon exercise of the Series B Warrants, (iv) 714,660 shares of common stock issuable upon exercise of the Series C Warrants, (v) 714,660 shares of common stock issuable upon exercise of the Series D Warrants and (vi) 714,660 shares of common stock issuable upon exercise of the Series E Warrants.

(4)
Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP ("ETE"), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

“Number of Shares of Common Stock Owned Prior to Offering” includes this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and 341,774 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 299,256 shares of common stock issuable upon exercise of the warrants sold in August 2014, (ii) 170,887 shares of common stock issuable upon exercise of the Series A Warrants, (iii) 170,887 shares of common stock issuable upon exercise of the Series B Warrants, (iv) 170,887 shares of common stock issuable upon exercise of the Series C Warrants, (v) 170,887 shares of common stock issuable upon exercise of the Series D Warrants and (vi) 170,887 shares of common stock issuable upon exercise of the Series E Warrants.

(5)
Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP ("ETE II"), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

“Number of Shares of Common Stock Owned Prior to Offering” includes this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and 2,868,906 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 1,434,453 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 1,434,453 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 1,434,453 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 1,434,453 shares of common stock issuable upon exercise of the Series D Warrants and (v) 1,434,453 shares of common stock issuable upon exercise of the Series E Warrants.

(6)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and consequently has voting control and investment discretion over securities held by Iroquois Master Fund. Each of Joshua Silverman and Richard Abbe may be deemed to have voting control and investment discretion over securities held by Iroquois Master Fund.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities being registered hereunder.

“Number of Shares of Common Stock Owned Prior to Offering” includes this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and 2,500,000 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 1,250,000 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 1,250,000 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 1,250,000 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 1,250,000 shares of common stock issuable upon exercise of the Series D Warrants and (v) 1,250,000 shares of common stock issuable upon exercise of the Series E Warrants.

(7)
Kimberly Page has the authority and responsibility for the investments made on behalf of American Capital Management LLC (“ACM”) and accordingly, has voting and dispositive power over the securities held by ACM.

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 750,000 shares of common stock issued to the shareholder in January 2015 (we have not verified that this shareholder still holds these shares), (ii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and (iii) 1,500,000 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 750,000 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 750,000 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 750,000 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 750,000 shares of common stock issuable upon exercise of the Series D Warrants and (v) 750,000 shares of common stock issuable upon exercise of the Series E Warrants.

(8)
By virtue of his position as trustee, Leo Abbe has voting and dispositive power over the securities held by The Merav Abbe Irrevocable Trust.

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 250,000 shares of common stock issued to the shareholder in January 2015 (we have not verified that this shareholder still holds these shares), (ii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and (iii) 500,000 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 250,000 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 250,000 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 250,000 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 250,000 shares of common stock issuable upon exercise of the Series D Warrants and (v) 250,000 shares of common stock issuable upon exercise of the Series E Warrants.

(9)
By virtue of his position as trustee, Richard Abbe has voting and dispositive power over the securities held by The Samantha Abbe Irrevocable Trust.

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 83,335 shares of common stock issued to the shareholder in January 2015 (we have not verified that this shareholder still holds these shares), (ii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and (iii) 166,670 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 83,335 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 83,335 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 83,335 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 83,335 shares of common stock issuable upon exercise of the Series D Warrants and (v) 83,335 shares of common stock issuable upon exercise of the Series E Warrants.

(10)
By virtue of his position as trustee, Richard Abbe has voting and dispositive power over the securities held by The Talia Abbe Irrevocable Trust.

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 83,330 shares of common stock issued to the shareholder in January 2015 (we have not verified that this shareholder still holds these shares), (ii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and (iii) and 166,660 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 83,330 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 83,330 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 83,330 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 83,330 shares of common stock issuable upon exercise of the Series D Warrants and (v) 83,330 shares of common stock issuable upon exercise of the Series E Warrants.

(11)
By virtue of his position as trustee, Richard Abbe has voting and dispositive power over the securities held by The Bennett Abbe Irrevocable Trust.

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 83,330 shares of common stock issued to the shareholder in January 2015 (we have not verified that this shareholder still holds these shares), (ii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and (iii) and 166,660 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 83,330 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 83,330 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 83,330 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 83,330 shares of common stock issuable upon exercise of the Series D Warrants and (v) 83,330 shares of common stock issuable upon exercise of the Series E Warrants.

(12)
Shaye Hirsch has voting and dispositive power over the securities owned by the selling stockholder.
“Number of Shares of Common Stock Owned Prior to Offering” includes this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus” and 5,000,000 shares issuable upon the exercise of certain Series B and Series C Warrants. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 2,500,000 shares of common stock issuable upon exercise of the Series A Warrants, (ii) 2,500,000 shares of common stock issuable upon exercise of the Series B Warrants, (iii) 2,500,000 shares of common stock issuable upon exercise of the Series C Warrants, (iv) 2,500,000 shares of common stock issuable upon exercise of the Series D Warrants and (v) 2,500,000 shares of common stock issuable upon exercise of the Series E Warrants.

(13)
Eastern Capital Limited is a direct wholly-owned subsidiary of Portfolio Services Ltd. Kenneth B. Dart is the beneficial owner of all of the outstanding shares of Portfolio Services Ltd. Eastern Capital Limited, Portfolio Services Ltd. and Mr. Dart have shared voting and dispositive powers with respect to the shares of common stock referenced above.”

“Number of Shares of Common Stock Owned Prior to Offering” includes (i) 5,000,000 shares of common stock issuable to the shareholder upon the exercise of certain B-1 warrants, (ii) 5,000,000 shares of common stock issued in June 2015 upon exercise of 5,000,000 Series C-1 Warrants and (iii) this shareholder’s “Shares of Common Stock to be Sold Pursuant to this Prospectus”. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.

“Shares of Common Stock to be Sold Pursuant to this Prospectus” includes (i) 5,000,000 shares of common stock issuable upon exercise of the Series A-1 Warrants, (ii) 5,000,000 shares of common stock issuable upon exercise of the Series B-1 Warrants, (iii) 5,000,000 shares of common stock issuable upon exercise of the Series C -1Warrants, (iv) 5,000,000 shares of common stock issuable upon exercise of the Series D-1 Warrants, (v) 5,000,000 shares of common stock issuable upon exercise of the Series E-1 Warrants and (vi) 5,000,000 shares issued in March 2015.

PLAN OF DISTRIBUTION

The common stock held by the selling stockholders may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sale of the selling stockholders’ common stock offered by this prospectus may be effected in one or more of the following methods:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	transactions involving cross or block trades;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	in privately negotiated transactions;

·	short sales after the registration statement, of which this prospectus forms a part, becomes effective;

·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	“at the market” into an existing market for the common stock;

·	through the writing of options on the shares;

·	a combination of any such methods of sale; and

·	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares of each of the selling stockholders may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, or any other exemption available under the Securities Act rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, such selling stockholder.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares held by the selling stockholders as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the common stock for whom the broker-dealers may act as agent.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

Each of the selling stockholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

If any of the selling stockholders use this prospectus for any sale of the shares of common stock, such selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of our common stock and activities of the selling stockholder.

We have advised the selling stockholders that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

DESCRIPTION OF SECURITIES

General

At the date hereof, we are authorized by our certificate of incorporation to issue an aggregate of 500,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares as blank check preferred shares, no par value.

This prospectus contains only a summary of the common stock the selling stockholders are offering

The following summary of the terms of our common stock and preferred stock, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our amended and restated certificate of incorporation and amended and restated bylaws to review all of the terms of our common stock and preferred stock, respectively, that may be important to you.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. In this event, the holders of the remaining shares of common stock would not be able to elect any directors. Except as otherwise required by Nevada law, and subject to the rights of the holders of preferred stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of one-third of the outstanding shares of common stock is present in person or proxy.

Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably, dividends when, as, and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock,

Anti-Takeover Provisions

The provisions of Nevada law and our bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of the company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Nevada Law

Nevada law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3 to 50%; or more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation which (i) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada, and (ii) does business in Nevada directly or through an affiliated corporation.

At this time, we do not believe we have 100 shareholders of record resident of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Articles of Incorporation and Bylaws

Our articles of incorporation are silent as to cumulative voting rights in the election of our directors. Nevada law requires the existence of cumulative voting rights to be provided for by a corporation's articles of incorporation.  In the event that a few stockholders end up owning a significant portion of our issued and outstanding common stock, the lack of cumulative voting would make it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Island Stock Transfer, 1550 Roosevelt Blvd Suite 301, Clearwater, FL 33760.

Listing

The shares of our common stock are quoted on the OTCQB under the symbol TPIV.OB. On July 2, 2015, the last reported sale price per share for our common stock on the OTCQB as reported was $1.02.

BUSINESS

Our Cancer Vaccines

TapImmune is a biotechnology Company focusing on immunotherapy specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of cancer and infectious disease. The Company combines a set of proprietary technologies to improve the ability of the cellular immune system to destroy diseased cells. These are peptide antigen technologies and DNA expression technologies, Polystart™ and TAP.

To enhance shareholder value and taking into account development timelines, the Company plans to focus on advancing its clinical programs including our HER2/neu peptide antigen program and our Folate Alpha breast and ovarian trials into Phase II. In parallel, we plan to complete the preclinical development of our Polystart™ technology and to continue to develop the TAP-based franchise as an integral component of our prime-and-boost vaccine methodology.

Unlike other vaccine technologies that narrowly address the initiation of an immune response, TapImmune's ("Prime" and "Boost") approach broadly stimulates the cellular immune system by enhancing the function of killer T-cells and helper T-cells. Our peptide immunotherapeutic approach may be coupled with our recently developed in-house Polystart™ nucleic acid-based technology designed to enhance T-cell antigen presentation on the surface of appropriate populations of presenting cells. Our Polystart™ technology directs the translation and subsequent endogenous natural processing of antigenic T-cell epitopes contained within a poly-antigen array(s) at four times the level of conventional comparator systems, thereby providing a greater signal/propensity to attract and directly interact with a patient’s T-cells. Accordingly, elevated levels of target specific cell surface presented T-cell antigen(s) are correspondingly expected to more effectively engage, activate and expand antigen specific killer T-cell population(s) that can then seek out and destroy target cells (e.g., cancer cells). Moreover, our versatile Polystart™ technology is designed to express either Class I killer or Class II helper T-cell antigenic epitopes. Our nucleic acid-based systems can also incorporate “TAP” which stands for Transporter associated with Antigen Presentation.

We are currently focusing on the clinical development and testing of our product candidates. In this regard, we have two Phase I studies being concluded at the Mayo Clinic (Rochester, MN) which are designed to evaluate the safety and immune response(s) of a set of proprietary HER2/neu antigens for a HER2/neu breast cancer vaccine and Folate Receptor Alpha for triple negative breast and ovarian cancer respectively. TapImmune has the exclusive option to license each of these technologies upon the completion of each Phase I. In addition, we plan to initiate Phase II studies in 2015. The first of which will likely include the novel folate alpha antigens in a Phase II study, providing a vaccine for triple negative breast cancer that can stimulate a T-cell response. The unmet demand for a promising therapeutic in this indication, we believe, will allow us to proceed with an orphan drug and FDA fast track applications pending discussion and approval from the FDA. The second Phase II trial is expected to include our HER2/neu epitopes and will likely focus on Her2 positive breast cancer. Interim data from both phase I trials has provided the technical rational for progressing these programs to phase II trials.

The Company plans to incorporate the pre-clinical development of Polystart™ as a boost strategy for HER2/neu breast cancer, colorectal cancer, ovarian cancer and triple negative breast cancer.

The current standard therapies for cancer treatment include surgery, radiation therapy and chemotherapy. However, we believe that these treatments are not precise in targeting only cancerous cells and often fail to remove or destroy all of the cancer. The remaining cancer cells may then grow into new tumors, which can be resistant to further chemotherapy or radiation, which may result in death. In the United States, deaths from cancer are second only to cardiovascular deaths. Our candidate breast cancer, colorectal cancer and ovarian cancer immunotherapeutic vaccines are being developed for use in this setting as an adjuvant treatment to prevent recurrent disease.

Management strongly believes that the comprehensive scientific underpinnings of our overall approach, to elicit the production of both helper T- cells and killer T- cells, will provide the Company with highly competitive product candidates for the treatment of HER2/neu positive breast cancer, colorectal cancer, ovarian cancer and triple negative breast cancer.

Our Infectious Disease Program

Regarding our programs for the development of vaccines aimed at viral pandemics/biodefense, our collaborations with the Mayo Clinic progressed to a point where the immunogenicity of novel smallpox antigens in mice treated with both antigens and TAP expression vectors was shown to be encouraging. However, due the resources required to complete primate studies and the focusing of our current resources in the oncology field, we have decided not to dedicate resources to develop a smallpox product. We plan to pursue non-dilutive grant funding for these programs in collaboration with other interested vaccine developers and strategic corporate partnerships. The use of non-dilutive grant funding to progress this area allows the Company to focus the majority of its internal resources on HER2/neu breast, ovarian and triple negative cancers.

General

The facilities at 1551 Eastlake Avenue, Seattle have exceeded our expectations and allowed us to continue to recruit top-class scientific staff while at the same time effectively leverage world-class resources made available to us and manage our cash flow. Our technical staff has proven experience and relevant expertise in the areas of molecular biology, cellular biology and immunology/oncology. Our small core team has allowed us to establish in-house technical expertise in molecular biology (expression vector development) and immunology to underpin our current and future development projects, and to optimally work with external collaborators/oncologists. It has also allowed us to make significant progress in the refinement and focus of clinical programs to take advantage of new antigens, the emerging field of vaccinomics and vaccine development strategies. In addition, it has allowed us to start generating new intellectual property (IP), adding to our core TAP IP and antigen specific IP from the Mayo Clinic for which we have either licensed outright or have exclusive options to license.

Over the past two quarters, we have, in a challenging financing climate, raised working capital to fund and progress our operations and significantly restructured our balance sheet and capital structure. We believe that we continue to make good progress with the resources available to us. With the start of clinical programs and our focus on securing financing from a number of sources, management is confident that our current pathway will secure longer term capital to finance and accelerate our activities. The strength of our science and development approaches is becoming more widely appreciated, particularly as our clinical program generates data and as we embrace additional collaborations with leading institutions and corporations.

While the pathway to successful product development takes time and significant resources, we believe that we have put in place the technical and corporate fundamentals for success. The strength of our product pipeline gives us a unique opportunity to make a major contribution to global health care.

Company History

We currently trade on the OTC Bulletin Board (“OTCQB”) under the symbol “TPIV” and on the Frankfurt and Berlin Stock Exchanges under the symbol “GX1A.”  The listing on the Berlin Stock Exchange was done without the Company’s knowledge and consent.

We were incorporated under the laws of the State of Nevada in 1991. We have one wholly owned subsidiary named GeneMax Pharmaceuticals Inc. (“GeneMax Pharmaceuticals”).

On July 23, 2014, the US Securities and Exchange Commission declared our registration statement on Form S-3, as amended, effective.  We conducted the following three placements under that registration statement:

●	the sale of 1,886,792 units in exchange for $2,00,000, with each unit consisting of one share of common stock and a warrant to purchase a share of common stock at an exercise price of $1.06;

●
the sale of 7,320,000 units in exchange for $1,464,000, with each unit consisting of a share of common stock as well as (i) a Series A Warrant to purchase a share of common stock at an exercise price (as adjusted) of $0.10, (ii) a Series B Warrant  to purchase a share of common stock at an exercise price (as adjusted) of $0.20, (iii) a Series C Warrant to purchase a share of common stock at an exercise price (as adjusted) of $0.50, (iv) a Series D Warrant to purchase a share of common stock at an exercise price of $.75 and (v) a Series E Warrant to purchase a share of common stock at an exercise price of $1.25; and

●
the sale of 5,000,000 units in exchange for $1,000,000, with each unit consisting of a share of common stock as well as (i) a Series A-1 Warrant to purchase a share of common stock at an exercise price (as adjusted) of $0.10, (ii) a Series B-1 Warrant to purchase a share of common stock at an exercise price (as adjusted) of $0.20, (iii) a Series C-1 Warrants to purchase a share of common stock at an exercise price of $0.50, (iv) a Series D-1 Warrant to purchase a share of common stock at an exercise price of $0.75 and (v) a Series E-1 Warrant to purchase a share of common stock at an exercise price of $1.25.

The shares underlying the warrants sold in each of those placements as well the shares sold in the March 2015 placement are being registered with the US Securities and Exchange Commission pursuant to a registration statement of which this prospectus forms a part.

In June 2015, we entered into a series of Restructuring Agreements, as amended where applicable, that adjusted the exercise prices of the Series A, Series B, Series C, Series A-1, Series B-1, and Series C-1 warrants and doubled the amount of Series B, Series C, Series B-1 and Series C-1 warrants.  Such issuances were made pursuant to Section 3(a)(9) of the Securities Act.

The Immunotherapy Industry for Cancer

Management believes that there is a critical need for more effective cancer therapies. Given the massive unmet need in the treatment of metastatic cancer combined with our process for harnessing the body’s own immune system to treat certain cancers, we believe that we are positioned to be a leading contributor to solving this problem. The immuno-oncology landscape includes the use of monoclonal antibodies, adoptive T-cell therapies, checkpoint inhibitors and in vivo T-cell vaccines.  We believe that our use of peptide antigens that can stimulate both T-killer cells and T-helper cells together with the use of our PolyStart™ expression vector as a “boost” strategy can give us a competitive edge in the in vivo T-cell vaccine sector.

In addition, we continue to pursue the development of an approach which can allow the cellular immune system to make tumor cells more visible to the immune system. Many cancers are not very “immunogenic”, however, meaning that the cancers are not able to induce an immune response because they no longer express sufficient levels of key proteins on their cell surface, known as Major Histocompatability Class I or MHC Class I proteins. In healthy cells, these proteins provide the information to the immune system that defines whether the cell is healthy or, in the case of cancer or viral infection, abnormal. If the MHC Class I proteins signal that the cells are abnormal, then the immune system’s T-cells are activated to attack and kill the infected or malignant cell.

In many solid cancer tumors, the TAP protein system does not function and, therefore, the immune system is not stimulated to attack the cancer. Management believes that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer. A strategic vision of TapImmune is to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells. Management believes that with further development and improvement of selectivity, this cancer vaccine strategy could provide a commercially viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer.

In addition to our focus on the cancer vaccines, with adequate funding, we will also pursue the development of prophylactic vaccines against infectious microbes by partnering with other vaccine developers in the infectious disease market.

TapImmune’s Target Market and Strategy

We will focus our product development in oncology, both, alone and with corporate partners and/or collaborators including the Mayo Clinic for HER2/neu positive Breast Cancer, Folate Alpha Ovarian and Breast Cancer. The diversity of cancer types and their overall prevalence create a large need for new and improved treatments. Management believes that there is a significant market opportunity for a cancer treatment that utilizes the highly specific defense mechanisms of the immune system to attack cancers. The goal of TapImmune management is to ultimately have the FDA approve our cancer vaccines so that we can secure a portion of this market.

Management also believes that our Polystart™ expression vector approach will provide a flexible and unique platform for the creation of new vaccines that can rapidly respond to emerging viral threats/bioterrorism in addition to enhancing the efficacy of current vaccines in the treatment of infectious disease. If successful, this platform technology would be a significant advance in vaccine development and it will be a key business development strategy to pursue additional partnerships and joint research and/or development ventures with vaccine manufacturers and pharmaceutical companies to bring new and improved vaccines to market. In addition to a broad range of oncological treatments, this strategy includes the development of vaccines for pandemic diseases and for bioterrorism threats. Management believes that our adjuvant will increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

Our business strategy in cancer is to take products through Phase II clinical trials and then partner with pharmaceutical marketing organizations ahead of Phase III trials. In the infectious disease/biodefense area our business strategy is to seek joint research and development partnerships on our infectious disease platform with companies seeking to expand their product portfolios.

The global market for infectious disease based vaccines is dominated by five companies—Merck, GlaxoSmithKline, Sanofi Pasteur (the vaccines division of Sanofi SA), Pfizer Inc. and Novartis—with Pfizer, GlaxoSmithKline, Sanofi, and Novartis collectively accounting for approximately 74% of the market (Source: Transparency Market Research’s Global Vaccine Market Analysis and Forecast 2011-2016). This market is estimated at roughly $30 billion worldwide, with the U.S. contributing approximately $20 billion. Importantly, there still exist significant development opportunities in the global vaccine market, as there are more than 300 infectious diseases yet effective prophylactic therapies for only approximately 15% of these (Source: The Life Sciences Report’s “Vaccine Therapies Hold Promise for Investors: Stephen Dunn,” April 12, 2012). Management believes that ultimately our combined technology Platform(s) will have the potential to increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

Research and Development Efforts

We direct our research and development efforts towards the advancement of immunotherapeutic and prophylactic vaccine products for the treatment of cancer and protection against pathogenic microbes respectively, using our combined proprietary technologies, (1) relevant killer plus helper T-cell peptide antigens, (2) Polystart™ nucleic acid-based expression system(s), and (3) TAP. We have focused our efforts initially on the development of a therapeutic vaccine for applications in cancer treatment, while concomitantly demonstrating the breadth of our combined technology platform for the development of prophylactic vaccines. Our product development efforts are opportunistically designed to consider combinations with approved and emerging products in both cancer therapeutics and prophylactic vaccines against microbes. This approach allows us to pursue our own internal product development while positioning us to enter into multiple partnerships and licensing agreements. We have made significant progress in the development of a nucleic acid-based

(Co-linear Polystart™) technology which directs the enhanced synthesis of a linear peptide antigen array comprising multiple proprietary T-cell epitopes (CD4 and CD8). In addition, the technology also directs the synthesis of the protein TAP1 associated with the transport of MHC Class I epitopes to the surface of cells. The expression or functioning of this protein is often lowered in tumor cells or virally infected cells and its replacement can enhance antigen presentation. Recent work on this novel expression vector platform has demonstrated that T-cells recognize cell surface presented T-cell peptide epitopes confirming that multiple individual peptides are effectively and functional processed from a linear peptide antigen array and that this leads to peptide specific T-cell killing.

Products and Technology in Development

Clinical

For perspective, the Company notes that clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I there is an initial introduction of the therapeutic candidate into healthy human subjects or patients. For an immunotherapeutic/vaccine in particular, Phase I studies are generally conducted in cancer patients that have previously received one or another current standard of care and include the measurement of cellular immune responses. Phase II usually involves studies in a more focused patient population in order to carefully assess clinical activity of the drug in specific targeted indications, dosage tolerance (i.e., dose escalation) and optimal dosage, while continuing to identify possible adverse effects and safety risks. If the therapeutic candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

Phase I Human Clinical Trials – HER2/neu+ Breast Cancer – Mayo Clinic

On June 1, 2010, we signed an exclusive licensing option agreement with the Mayo Clinic, Rochester MN for clinical development of a new HER2/neu breast cancer vaccine technology. An IND for Phase I human clinical trial on the HER2/neu cancer vaccine in collaboration with the Mayo Clinic was allowed by the FDA in July, 2011 and the Mayo IRB approved the trial on May 4, 2012. This trial is fully enrolled and closed, and patient dosing has been completed. All patients have received the Company’s vaccine composition, and interim safety analysis on the first six patients is complete and shown to be safe. In addition, each of the first six patients treated, developed specific T-cell immune responses to the antigens in the vaccine composition providing a solid case for advancement to Phase II in 2015. An additional secondary endpoint incorporated into this Phase I Trial will be a two year follow on recording time to disease recurrence in the participating breast cancer patients. The assessment of vaccine safety (primary endpoint) and evaluation of immunogenicity (secondary endpoint) for this trial are currently scheduled for review and determination of progression into Phase II, in 2015. Patients enrolled in the Phase I study will be followed for up to two years after completion of trials.

For Phase I(b)/II studies, we plan to add a Class I peptide, licensed from the Mayo Clinic (April 16, 2012), to the four Class II peptides. Management believes that the combination of Class I and Class II HER2/neu antigens, gives us the leading HER2/neu vaccine platform. Therefore a key goal in 2015 is to progress the HER2/neu vaccine towards the above mentioned Phase 1(b)/II Clinical Trial.

Phase I Human Clinical Trials – Folate Alpha Breast and Ovarian Cancer – Mayo Clinic

On March 19, 2014, the Company announced the signing of an exclusive option agreement for a set of unique peptide epitopes targeting Folate Receptor Alpha in both breast cancer and ovarian cancer.

Folate Receptor Alpha is expressed in over 80% of breast cancers and in addition, over 95% of ovarian cancers, for which the only treatment options are surgery and chemotherapy, leaving a very important and urgent clinical need for a new therapeutic. Time to recurrence is relatively short for this type of cancer and survival prognosis is extremely poor after recurrence. In the United States alone, there are approximately 30,000 ovarian cancer patients and 40,000 triple negative breast cancer patients newly diagnosed every year.

A 24 patient Phase I clinical trial is currently underway. The trial is fully enrolled and closed, and will be evaluated for Phase II advancement in 2015 when all Phase I data has been evaluated.

No serious adverse events have occurred to date and 20 out of 21 evaluable patients showed positive immune responses providing a strong rationale rational for progressing to phase 2 trials. More information can be seen at:

http://clinicaltrials.gov/ct2/show/NCT01606241?term=folate+receptor+alpha&rank=1

Preclinical

Polystart™

TapImmune is initiating the development of a nucleic acid-based expression system that can be aligned as a prime and boost strategy with our peptide-based vaccine compositions. The nucleic acid-based platform may also represent a second stand-alone vaccine technology. The nucleic acid–based technology is termed “Polystart™. The Company’s Polystart™ technology was invented in-house and is therefore not subject to any licensing fees or downstream royalty payments. The Polystart™ technology composition can be administered in the form of a plasmid DNA or incorporated into a viral delivery system (RNA or DNA). The Polystart™ technology comprises two portions, one supporting high level of expression and the other a T-cell peptide antigen array (“PAA”). The antigens making up the PAA are naturally processed inside a patient’s own cells where they are then presented on the cell surface visible for T-cell recognition, activation and expansion. We have confirmed that the Polystart™/PAA technology works in preclinical studies in context with a smallpox vaccine candidate. However, it is important to understand that this is a platform technology which can be adapted to essentially any T-cell peptide antigen targeted indication, including HER2/neu. The Polystart™ technology combined with our peptide-based technology is an ideal opportunity for developing an effective prime plus boost vaccination methodology. The Company has filed a U.S. Provisional Patent Application around the Polystart™ technology.

We plan to develop or out-license our technologies for the creation of enhanced anti-viral vaccines, such as for smallpox and other viral diseases. We anticipate that we will complete these studies with a strategic partner involved in the vaccine and Biodefense space. We intend to progress our infectious disease programs with non-dilutive grant funding as well and to expand the use of our TAP platform to emerging pathogens that could be either pandemic or bioterrorist threats.

Strategic Relationships

Mayo Foundation for Medical Education and Research

On May 26, 2010 we signed a Technology Option Agreement with the Mayo Foundation for Medical Education and Research, Rochester, MN, for the evaluation of HER2/neu peptide epitopes as antigens for a breast cancer vaccine. The agreement grants TapImmune an exclusive worldwide option to become the exclusive licensee of the technology after completion of Phase I clinical trials.

Following approval of the IND by the FDA in July, 2011, TapImmune and the Mayo Foundation executed a Sponsored Research Agreement for the clinical trial.

On May 4, 2012, Mayo IRB approval was confirmed and patient dosing started in August 2012. Interim safety analysis on the first five patients was completed successfully allowing continuation of the trial.

On July 24, 2010, we signed a Research and Technology License Option Agreement with the Mayo Foundation for Medical Education and Research, Rochester, MN, to evaluate novel smallpox peptide antigens. The Agreement grants TapImmune an exclusive worldwide option to become the exclusive licensee of the smallpox vaccine technology after research studies have been completed under the terms of the agreement. This project was completed in Q4, 2014 and while the project successfully identified several peptide antigens as the potential components for a new vaccine, TapImmune decided not to proceed into primate studies to devote resources to its oncology clinical programs.

On April 16, 2012, we announced an Exclusive Agreement with the Mayo Foundation for Education & Research, Rochester, MN, to License a proprietary MHC Class I HER2/neu antigen technology. This antigen was discovered in the laboratory of Dr. Keith Knutson at the Mayo Clinic. In contrast to Class I antigens in clinical testing this novel antigen is naturally produced in the intracellular proteasome and presented to T-cells as the MHC Class I peptide complex. Scientific details of this new work was presented by Andrea Henle of Dr. Knutson’s lab at the Annual Meeting of The American Association of Immunologists held in Boston, MA, May 2012 and by Mark Reddish, Head of Development at TapImmune at the Third Annual Cancer Vaccines and Active Immunity Summit, Boston, MA, June 26, 2012. A peer-reviewed manuscript from the Knutson lab, which describes the science in detail, has been accepted for publication in Journal of Immunology.

Intellectual Property, Patents and Trademarks

Patents and other proprietary rights are vital to our business operations. We protect our technology through various United States and foreign patent filings, and maintain trade secrets that we own. Our policy is to seek appropriate patent protection both in the United States and abroad for its proprietary technologies and products. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived of by an employee shall be our exclusive property.

Patent applications in the United States are maintained in secrecy until patents are issued. There can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology.

TapImmune currently owns a number of issued and pending patents covering composition of matter and use of TAP and PolyStart. In addition, a number of issued and pending patents cover the HER2/neu and Folate Receptor Alpha peptides in our Option to License or License Agreements from the Mayo Foundation for Education and Research.

Competition

Management believes that a number of companies, which are developing various types of similar in vivo T-cell immunotherapies and therapeutic cancer vaccines to treat cancer, could be our major competitors including:  Advaxis, Genzyme Molecular Oncology, Immune Design, Oncothyreon, Celldex, BN Immunotherapeutics, Immunocellular, Galena, Antigen Express, Transgene S.A., and Bavarian Nordic. Other immunotherapy approaches including adoptive T-cell therapies, monoclonal antibodies and checkpoint inhibitors also provide competition in the oncology space. In these areas competitors include, Lion Biotechnology, Juno, Kite, Roche, Merck, Bristol Myers Squibb, Astra Zeneca, Medimmune. We believe that our in vivo T-cell therapy approaches will be synergistic with these approaches and might even improve them.

Government Regulation

United States

The design, research, development, testing, manufacturing, labeling, promotion, marketing, advertising and distribution of drug products are extensively regulated by the FDA in the United States and similar regulatory bodies in other countries. The regulatory process is similar for a new drug application, or NDA. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include: (i) pre-clinical laboratory tests, pre-clinical studies in animals, formulation studies and the submission to the FDA of an initial NDA; (ii) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication; (iii) the submission of the NDA to the FDA; and (iv) review by an FDA advisory committee and approval by the FDA.

Pre-clinical tests include laboratory evaluation of product chemistry, preparation of consistent test batches of product to what is known as GLP, toxicology studies, animal pre-clinical efficacy studies and manufacturing pursuant to what is known as GMP. The results of pre-clinical testing are submitted to the FDA as part of an initial NDA. After the filing of each initial NDA, and assuming all pre-clinical results have been approved, a thirty-day waiting period is required prior to the commencement of clinical testing in humans. At any time during this thirty-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The initial NDA process may be extremely costly and substantially delay development of products. Moreover, positive results of pre-clinical tests will not necessarily indicate positive results in subsequent clinical trials.

After successful completion of the required clinical trials, a NDA is generally submitted. The NDA is usually reviewed by an outside committee consisting of physicians, scientists, and at least one consumer representative. The advisory committee reviews, evaluates and recommends whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may request additional information before accepting a NDA for filing, in which case the application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA or the advisory committee reviews the application and responds to the applicant. The review process is often extended by FDA requests for additional information or clarification. The FDA cites 24 months as the median time for NDA review.

If the FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter. An approval letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the NDA or issue a not approval letter, outlining the deficiencies in the submission and often requiring either additional testing or information or withdrawal of the submission.

The manufacturers of approved products and their manufacturing facilities are subject to continual review and periodic inspections.

Approved drugs are subject to ongoing compliance requirements and identification of certain side effects after any of the drug products are on the market. This could result in issuance of warning letters, subsequent withdrawal of approval, reformulation of the drug product, and additional pre-clinical studies or clinical trials.

Canada

In Canada, the Therapeutic Products Directorate and the Biologics and Genetic Therapies Directorate of HC ensure that clinical trials are properly designed and undertaken and that subjects are not exposed to undue risk. Regulations define specific Investigational New Drug Submission (or IND) application requirements, which must be complied with before a new drug can be distributed for trial purposes. The Directorates currently review the safety, efficacy and quality data submitted by the sponsor and approve the distribution of the drug to the investigator. The sponsor of the trial is required to maintain accurate records, report adverse drug reactions, and ensure that the investigator adheres to the approved protocol. Trials in humans should be conducted according to generally accepted principles of good clinical practice. Management believes that these standards provide assurance that the data and reported results are credible and accurate, and that the rights, integrity, and privacy of clinical trial subjects are protected.

Sponsors wishing to conduct clinical trials in Phases I to III of development must apply under a 30-day default system. Applications must contain the information described in the regulations, including: a clinical trial attestation; a protocol; statements to be contained in each informed consent form, that set out the risks posed to the health of clinical trial subjects as a result of their participation in the clinical trial; an investigator’s brochure; applicable information on excipients (delivery vehicles); and chemistry and manufacturing information.

The sponsor can proceed with the clinical trial if the Directorates have not objected to the sale or importation of the drug within 30 days after the date of receipt of the clinical trial application and Research Ethics Board approval for the conduct of the trial at the site has been obtained. Additional information is available on Health Canada’s website - www.hc-sc.gc.ca.

Other Jurisdictions

Outside the United States and Canada, the Company’s ability to market drug products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. Management believes that the foreign regulatory approval process includes all of the complexities associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union procedures are available to companies wishing to market a product in more than one member country.

Product Liability and Insurance

Once we are able to commence the sale of our products into the market, we will face the risk of product liability claims. Because we are not yet selling our products, we have not experienced any product liability claims to date and we do not yet maintain product liability insurance. Management intends to maintain product liability insurance consistent with industry standards upon commencement of the marketing and distribution. There can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a materially adverse effect on our business, financial condition or results of operations or that such insurance will continue to be available on commercially reasonable terms, if at all.

Employees

TapImmune currently has one full-time employee. The management team is comprised of Dr. Glynn Wilson (Chief Executive Officer, Principal Executive Officer and Acting Principal Accounting Officer), and Dr. Robert Florkiewicz (Consulting, Head of Research) together with a number of consultants, corporate advisors and scientific collaborators.

Legal Proceedings

One of our suppliers, Fischer Scientific was awarded a judgment against us for $51,000 which is equal to the amount owed to them. We intend to settle that matter.

We are not aware of any legal proceedings contemplated by any government authority or any other party involving the Company. As of the date of this Report, no director, officer or affiliate is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or threatened against the Company.

In addition to the foregoing, we may from time to time get involved in legal proceedings in the ordinary course of our business. We do not believe that any of these claims and proceedings against us is likely to have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Over the Counter Bulletin Board (“OTCQB”) under the symbol “TPIV” and previously on the Frankfurt and subsequently on the Berlin and Munich Stock Exchanges under the symbol “GX1A.” The listing on the Frankfurt exchange is no longer valid however the Berlin and Munich Stock Exchange listing done without the Company’s knowledge and consent appear to still be active.

The market for our common stock is limited, volatile and sporadic. The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the OTCQB. The following quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not reflect actual transactions.

	High Bid	Low Bid

Fiscal Year 2015
June 30, 2015	$1.71	$0.17
March 31, 2015	$0.36	$0.12

Fiscal Year 2014
December 31, 2014	$0.32	$0.28
September 30, 2014	$0.66	$0.62
June 28, 2014	$1.93	$1.80
March 31, 2014	$4.09	$3.50

Fiscal Year 2013
December 31, 2013	$1.91	$1.60
September 30, 2013	$1.24	$1.00
June 28, 2013	$3.20	$2.35
March 28, 2013	$10.20	$9.22

The last reported sales price for our shares on the OTCQB as of July 2, 2015, was $1.02 per share. As of July 2, 2015, we had 416 shareholders of record.

Dividend Policy

No dividends have been declared or paid on our common stock. We have incurred recurring losses and do not currently intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance under Compensation Plans

The following table sets forth information as of December 31, 2014:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
(a)Equity compensation plans approved by security holders	65,430	(1)	$18.00	34,570
(b)Equity compensation plans not approved by security holders	Nil		Nil	Nil
	65,430	(1)	$18.00	34,570

(1)  The plan under which these shares were issued was approved by the Board of Directors and the shareholders in 2009 but did not come into effect until February 22, 2010.

Stock Incentive Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”). The 2009 Plan allows for the issuance of up to 100,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by our Board of Directors, and may have vesting requirements as determined by our Board of Directors.

The foregoing summary of the 2009 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2009 Stock Incentive Plan, a copy of which has been filed with the SEC.

To date, 65,430 options have been issued under the 2009 Plan. Of those options, 42,500 were issued to members of our scientific advisory board, and our Chief Executive Officer.

On March 19, 2014, we adopted the 2014 Omnibus Stock Option Plan (“2014 Plan”). The 2014 Plan allows for the issuance of 2,000,000 options to acquire common shares.

Warrants

As of June 18, 2015, there are an aggregate of 84,382,892 common stock purchase warrants issued and outstanding

Recent Sales of Unregistered Securities

The Company has previously reported all issuances of unregistered equity during the year ended December 31, 2014 through June 19, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In reviewing “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, you should refer to our Consolidated Financial Statements and the notes related thereto.

Results of Operations

In this discussion of the Company’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

We recorded a net loss of $982,000 or ($0.04) per share during the three months ended March 31, 2015 compared to $29,707,000 or ($3.89) per share for the three months ended March 31, 2014. $27,663,430 of the net loss in the three months ended March 31, 2014 resulted from the conversion in that quarter of approximately $5,231,950 of debt and all outstanding Preferred B shares into 14,211,684 shares of common stock. As required by US GAAP we recorded the value of these shares at fair value at the time of issuance.   As a result of the debt settlements and conversions, the Company recorded a loss on settlement of debt of $27,663,430, which is the difference between the carrying value of the debt settled and the value of the common stock issued at the time of issuance.

Operating costs decreased to $1,028,000 during the three months ended March 31, 2015 compared to $1,187,000 in the prior period. Significant changes in operating expenses are outlined as follows:

•
General and administrative expenses decreased to $419,000 during the three months ended March 31, 2015 from $1,164,000 during the prior period. The decrease was primarily due to absence of non-cash consulting fees paid as stock-based compensation during the three months ended March 31, 2015 from $686,000 during the prior period. The decrease in non-cash consulting fees from the prior year was due to the Company curtailing its business development activities in the current year.

•
Research and development costs during the three months ended March 31, 2015 were $609,000 compared to $23,000 during the prior period. This was due to the Company exercising its option to acquire Mayo Clinic technology as part of an agreement entered into in March 2014 and increased in in-house research activity in the current period.

The weighted average number of shares outstanding was 27,611,255 for the three months ended March 31, 2015 compared to 7,631,669 for the prior year.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

We recorded a net loss of $30,883,000 during the year ended December 31, 2014 compared to $5,533,000 for the year ended December 31, 2013.

Operating Expenses

Operating expenses incurred during the fiscal year ended December 31, 2014 were $3,425,000 compared to $2,664,000 in the prior year. Significant changes and expenditures are outlined as follows:

•
General and administrative expenses increased to $3,182,000 during the year ended December 31, 2014 from $1,967,000 during the prior period. The increase was primarily due to higher non-cash consulting fees paid as stock-based compensation of $1,391,000 during the year ended December 31, 2014 from $85,000 during the prior period offset by professional fees which were $474,000 in the year ended December 31, 2014 compared to $845,000 in the prior year. The decrease in professional fee from the prior year was due to lower legal fees incurred relating to debt issuance and settlements in the current year.

•
Research and development costs during the fiscal year ended December 31, 2014 were $189,000 compared to $698,000 during the prior fiscal year. This was due to lower technology licensing fee accrued for payment due to Mayo clinic and decreased in house research activity in the current year.

Our net loss for the year ended December 31, 2014 was $30,883,000 or ($2.00) per share, compared to a net loss of $5,533,000 or ($4.87) per share in the prior year. The weighted average number of shares outstanding was 15,465,213 for the year ended December 31, 2014 compared to 1,136,115 for the prior year.

Liquidity and Capital Resources

The following table sets forth our cash and working capital as of March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014

Cash reserves	$1,454,000	$142,000
Working capital (deficit)	$(1,766,000)	$(1,024,000)

Subject to the availability of additional financing, we intend to spend approximately $7,500,000 over the next twelve months in carrying out our plan of operations. At March 31, 2015, we had $1,454,000 of cash on hand and a working capital deficit of $1,766,000. In January and March 2015, we raised approximately $2.33 million in private and brokered placements.

Various conditions outside of our control may detract from our ability to raise additional capital needed to execute our plan of operations, including overall market conditions in the international and local economies. We recognize that the United States economy has suffered through a period of uncertainty during which the capital markets have been depressed, and that there is no certainty that these levels will stabilize or reverse despite the optics of an improving economy. Any of these factors could have a material impact upon our ability to raise financing and, as a result, upon our short-term or long-term liquidity.

Net Cash Used in Operating Activities

Net cash used in operating activities during the three months ended March 31, 2015 was $1,014,000 compared to $373,000 during the prior period. We had no revenues during the current or prior periods. Operating expenditures, excluding non-cash interest and stock-based charges during the current period primarily consisted of consulting and management fees, office and general expenditures, and professional fees.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the three months ended March 31, 2015 was $2,326,000 compared to $418,000 during the prior period. Current period financing consisted of proceeds from private placements while prior period financing relates to proceeds from convertible notes.

As of March 31, 2015, we anticipate that we will need significant financing to enable us to meet our anticipated expenditures for the next twelve months, which are expected to be in the range of $7,500,000 assuming a single Phase 2 clinical trial.

Going Concern

We have no sources of revenue to provide incoming cash flows to sustain our future operations. As outlined above, our ability to pursue our planned business activities is dependent upon our successful efforts to raise additional financing. These factors raise substantial doubt regarding our ability to continue as a going concern. Our condensed consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. As at March 31, 2015, we had accumulated losses of $87,291,000 since inception. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

MANAGEMENT

Our directors and executive officers and their respective ages as of the date of this annual report are as follows:

Name	Age	Position with the Company
Glynn Wilson	68	Chairman, Chief Executive Officer, Principal Executive Officer and a Director
Mark Reddish	60	Vice President Development
Sherry Grisewood	62	Independent Board Member
David Laskow-Pooley	60	Independent Board Member

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Glynn Wilson, Ph.D., Chief Executive Officer and Chairman

Dr. Wilson brings an extensive background of success in corporate management and product development with tenures in both major multinational pharmaceutical companies and start-up pharmaceutical/biotech organizations. Dr. Wilson's former positions include Head of Drug Delivery at SmithKline Beecham Pharmaceuticals, Research Area Head in Advanced Drug Delivery at Ciba-Geigy Pharmaceuticals, and President and co-founder of Auriga Pharmaceuticals. As Executive Vice President of R&D at Tacora Corporation he was responsible for merging the Company with Access Pharmaceuticals. He is a recognized leader in the development of drug delivery systems and has been involved in taking lead products & technologies from concept to commercialization. Glynn has a Ph.D. in Biochemistry and conducted medical research at The Rockefeller University, New York. He has been on the Board of TapImmune for 5 years.

Mark Reddish, Director

Mark was formerly Vice President of Product Development and Principal Investigator, Biodefense at ID Biomedical, Bothell, WA, prior to the acquisition of the company by Glaxo SmithKline for $1.6 billion. At Biomira Inc, (renamed Oncothyreon) he was responsible for preclinical development of their cancer vaccines program where he led the early research and clinical development of Stimuvax, which is currently in late Stage 3 clinical trials under a partnership with Merck KGa. Mark brings thirty years of biomedical experience ranging from clinical and academic research to industrial product development and has already brought significant value and insight to TapImmune as a member of the scientific advisory board. He has over 50 publications and a number of issued and pending patents in the area of vaccine technologies.

Sherry Grisewood, Director

Sherry Grisewood, CFA, has over 25 years securities industry experience in a range of investment banking, advisory and research-related activities. She is currently associated with Dawson James Securities Inc in a senior banking analytical role. Prior to joining Dawson James, she most recently inaugurated a Lifesciences specialty practice as Managing Director, Lifesciences and Technology Banking for Tripoint Global Equities. Prior to Tripoint, Ms. Grisewood served as Senior Life Sciences Banker at Jesup & Lamont Securities Corp. and as an independent strategic advisor and consultant for several investment banks over the prior 12 year period. She has participated in over 50 transaction-related projects involving initial public offerings, secondary offerings, PIPE’s, private equity, M&A and licensing transactions. These deals and projects represented US, Canadian, Scandinavian, UK, Chinese and Australian clients with advanced technologies and the development of nucleic acid therapeutics and delivery systems in the life sciences such as those addressing nucleic acid therapeutics, regenerative medicine, CNS diseases, or leading edge technologies for lifescience special situations. Prior to consulting for investment banks, Ms. Grisewood served as Director of Research for several mid-tier brokerage companies and a leading independent investment research company. Ms. Grisewood holds a Bachelor of Science degree (Highest Honors, 4.0GPA) in Life Science from Ramapo College of New Jersey. She is a member of the American Society of Gene and Cell Therapy, the Tissue Engineering and Regenerative Medicine Society International, the Society of Biomaterials, the CFA Institute and the NY Society of Security Analysts.

David Laskow-Pooley

Mr. Laskow-Pooley is currently CEO of LondonPharma Ltd, a clinical stage company re-purposing approved drugs through novel drug delivery technologies and is the Co-founder of Pharmafor Ltd. He was formerly Managing Director (UK) of Nasdaq- listed drug discovery platform company, OSI, and was part of the corporate team that developed and launched Tarceva for the treatment of lung cancer with marketing partners Roche and Genentech. He has had a distinguished career in multinational pharmaceutical companies including Glaxo SmithKline and Abbott, in addition to InVitrogen (Biotech Life Sciences) and Amersham, now GE Healthcare (Diagnostic Imaging). He currently serves as a non-executive director and Chairman of OBN Ltd, an industry representative for small to medium enterprises (SME's) in the UK.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

On December 31, 2014 we had one full-time employee and a number of management and scientific consultants.

Audit Committee

Our Board of Directors has established an Audit Committee which functions pursuant to a written charter adopted by our Board of Directors in March 2004. The members of our Audit Committee as of December 31, 2014 were Dr. Wilson, Mr. Reddish and Ms. Grisewood.

Our Board of Directors has determined that our Audit Committee does not have a member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Our Board of Directors believes that it is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting and that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome at this time. In March 2013, the Company appointed Sherry Grisewood to the Board of Directors. Ms. Grisewood has over 25 years of securities industry experience in a range of investment banking, advisory and research-related activities. Ms. Grisewood is leading the audit committee.

Compensation Committee

Dr. Wilson and Ms. Grisewood serve on our compensation committee, which is now led by Ms. Grisewood.

Scientific Advisory Board

On March 19, 2014, we established the scientific advisory board. Also, on that date, Dr. Keith Knutson was appointed as chairman of the Scientific Advisory Board.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Conduct

We have adopted a Code of Conduct policy that applies to all directors and officers. The code describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each director and officer. A copy of the Code of Conduct can be viewed on our website at the following URL: http://www.tapimmune.com/investors/corporate_info/

TRANSACTIONS WITH RELATED PERSONS

As of December 31, 2014, we had outstanding promissory notes in the amount of $52,942, of which $23,000 of promissory notes were from one of our officers and directors. The promissory notes bear no interest charges and have no fixed repayment terms.

During the year ended December 31, 2014, a note holder converted outstanding principal of $210,000 and accrued interest of $12,000 into preferred stock which was immediately converted into common shares.  During the year ended December 31, 2014, $15,000 of the promissory notes were repaid to one of our officers and directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following table sets forth the compensation paid to our executive officers for their services as executive officers during our fiscal years ended December 31, 2014 and December 31, 2013:

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compen-sation ($)	Total ($)
Glynn Wilson Chairman, CEO and Principal Executive Officer and Acting Principal Accounting Officer	2014 2013	180,000 180,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	180,000 180,000

Mark Reddish VP Development	2014 2013	15,000 60,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	15,000 60,000

The amounts represent fees paid or accrued by us to the executive officers during the past year pursuant to various employment and consulting services agreements, as between us and the executive officers, which are described below. Our executive officers are also reimbursed for any out-of-pocket expenses incurred in connection with corporate duties. We presently have no pension, health, annuity, insurance, profit sharing or similar benefit plans.

The following table sets forth information as at December 31, 2014 relating to outstanding equity awards for each Named Executive Officer:

Outstanding Equity Awards at Year End Table
Name	Number of Securities Underlying Unexercised Options (exercisable)	Number of Securities Underlying Unexercised Options (unexercisable)	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Glynn Wilson Chairman, CEO and Principal Executive Officer	400 16,000(1) 1,600(1) 20,000(1)	Nil Nil Nil Nil	Nil Nil Nil Nil	$17.00(2) $17.00(2) $17.00 $19.00	07/06/17 10/14/19 02/16/21 03/16/16
Mark Reddish VP Development	2,000 2,500	Nil Nil	Nil Nil	$17.00 $18.00	02/16/21 04/30/22
(1)	The plan under which these shares were issued was approved by the Board of Directors and the shareholders in 2009 but did not come into effect until February 22, 2010.

(2)	Effective February 16, 2011, the option exercise price was reduced to $17.00.

 The following table sets forth information relating to compensation paid to our directors for their services as directors in the fiscal year ended December 31, 2014, and excludes compensation paid to our directors for their services as executive officers:

Director Compensation Table
Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Glynn Wilson	Nil	Nil	Nil	Nil	Nil
Sherry Grisewood	Nil	Nil	Nil	Nil	Nil
Mark Reddish	Nil	Nil	Nil	Nil	Nil

Employment, Consulting and Services Agreements

In November 2013, the Company entered into an advisory agreement with a consultant to provide expertise in the areas of finance, corporate restructuring and corporate development to the management and board of TapImmune for a one year term. The advisory agreement provides for an advisory fee of $10,000 per month from November 2013 to May 2014 for six months, extended for additional six months. The advisory agreement has been renewed for another 12 months expiring December 31, 2015. The Company also granted 250,000 shares to the consultant (via his company).

We have a compensation committee that is comprised of Dr. Wilson and Ms. Grisewood. All compensation is recommended and resolved by the compensation committee and board of directors.

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

The following table sets forth, as of the date of this Annual Report certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o TapImmune Inc., 1551 Eastlake Avenue East, Suite 100, Seattle, Washington, 98102. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this annual report.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)		Percent of Class
Directors and Officers:
Glynn Wilson	844,970	(2)	2.59%
Mark Reddish, VP Development	229,500	(3)	<1.00%
Sherry Grisewood	28,329		<1.0%
David Laskow-Pooley All executive officers and directors as a group (3 persons)	- 1,102,799		- 3.38%

Major Stockholders:
Eastern Capital Limited	27,528,476	(4)	49.9%
Empery Asset Master, Ltd	4,057,149	(5)	9.9%
Empery Tax Efficient II, LP	3,978,059	(6)	9.9%
Brio Capital Master Fund	3,860,979	(7)	9.9%
Iroquois Capital Management	4,135,674	(8)	9.9%
American Capital Management LLC	4,053,266	(9)	9.9%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this Annual Report. As of July 2, 2015, there were 38,038,920 shares of common stock issued and outstanding.

(2)
This figure includes (i) 806,970 shares of common stock; and (ii) 18,000 options to acquire an equivalent number of common shares at $17 for 5 years and 20,000 options to acquire an equivalent number of common shares at $19 for 5 years.

(3)	This figure includes (i) 225,000 shares of common stock; and (ii) 2,000 vested options exercisable at $17 and 2,500 vested options exercisable at $18.
(4)
This figure includes 5,000,000 shares of common stock issued to Eastern Capital Limited in March 2015 (we have not verified that Eastern Capital Limited still holds these shares), 5,000,000 shares of common stock issued to Eastern Capital Limited in June 2015 upon the exercise of 5,000,000 Series C-1 Warrants and 17,528,476 shares of common stock underlying the warrants.  The remaining warrants held by the shareholders are subject to a “blocker provision” contained in each warrant under which the holder thereof does not have the right to exercise each such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, or any of its affiliates, of more than 49.9% of the common stock.

(5)
This figure consists of shares underlying warrants.  All warrants held by this shareholder are subject to a 4.9% or 9.9% “blocker” such that at no time may it exercise any such warrants if that exercise would increase its beneficial ownership over 4.9% or 9.9%, as applicable, of the then outstanding shares of common stock.  We have not verified that this shareholder has not transferred its Series B or Series C Warrants, and this table does not take into account any shares underlying warrants that we deem would make the shareholder’s beneficial ownership of our common stock exceed any blockers in warrants held by this shareholder.

(6)
This figure consists of shares underlying warrants.  All warrants held by this shareholder are subject to a 4.9% or 9.9% “blocker” such that at no time may it exercise any such warrants if that exercise would increase its beneficial ownership over 4.9% or 9.9%, as applicable, of the then outstanding shares of common stock.  We have not verified that this shareholder has not transferred its Series B or Series C Warrants, and this table does not take into account any shares underlying warrants that we deem would make the shareholder’s beneficial ownership of our common stock exceed any blockers in warrants held by this shareholder.

(7)
This figure consists of shares underlying warrants.  All warrants held by this shareholder are subject to a 4.9% or 9.9% “blocker” such that at no time may it exercise any such warrants if that exercise would increase its beneficial ownership over 4.9% or 9.9%, as applicable, of the then outstanding shares of common stock.  We have not verified that this shareholder has not transferred its Series B or Series C Warrants, and this table does not take into account any shares underlying warrants that we deem would make the shareholder’s beneficial ownership of our common stock exceed any blockers in warrants held by this shareholder.

(8)
This figure includes 4,135,674 shares underlying warrants.  All warrants held by this shareholder are subject to a 4.9% or 9.9% “blocker” such that at no time may it exercise any such warrants if that exercise would increase its beneficial ownership over 4.9% or 9.9%, as applicable, of the then outstanding shares of common stock.  We have not verified that this shareholder has not transferred its Series B or Series C Warrants, and this table does not take into account any shares underlying warrants that we deem would make the shareholder’s beneficial ownership of our common stock exceed any blockers in warrants held by this shareholder.

(9)
This figure includes 750,000 shares of common stock issued to this shareholder in January 2015 (we have not verified that this shareholder still holds these shares) and 3,303,266 shares underlying warrants.  All warrants held by this shareholder are subject to a 4.9% or 9.9% “blocker” such that at no time may it exercise any such warrants if that exercise would increase its beneficial ownership over 4.9% or 9.9%, as applicable, of the then outstanding shares of common stock.  We have not verified that this shareholder has not transferred its Series B or Series C Warrants, and this table does not take into account any shares underlying warrants that we deem would make the shareholder’s beneficial ownership of our common stock exceed any blockers in warrants held by this shareholder.

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

A description of the Company’s equity compensation plan is provided in Part II, Item 5 of this Form 10-K and is hereby incorporated by reference into this Item 12.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus will be passed upon by Sanders Ortoli Vaughn-Flam Rosenstadt LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of TapImmune or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

EXPERTS

Our consolidated financial statements as of December 31, 2014 have been included in the registration statement in reliance upon the report of Marcum LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.  Our consolidated financial statements as of December 31, 2013 have been included in the registration statement in reliance upon the report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s web site is http://www.sec.gov.

Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm, dated April 15, 2015	F-1

Report of Independent Registered Public Accounting Firm, dated April 14, 2014	F-2

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2014 and 2013	F-4

Consolidated Statements of Stockholders’ Deficit from July 27, 1999 (Inception) to December 31, 2014	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2014 and 2013	F-6

Notes to Consolidated Financial Statements for the Years Ended December 31, 2014	F-8

Condensed Consolidated Balance Sheets as of March 31, 2015 (Unaudited) and December 31, 2014	F-21

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the Three Months Ended March 31, 2015 and 2014,	F-22

Consolidated Statements of Stockholders’ Equity (Deficit)	F-23

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014, and for the Period from July 27, 1999 (Date of Inception) to March 31, 2010	F-24

Notes to the Condensed Consolidated Financial Statements (Unaudited) for the three-month period ended March 31, 2015	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Stockholders
of TapImmune, Inc.

We have audited the accompanying consolidated balance sheet of TapImmune, Inc. (the “Company”) as of December 31, 2014, and the related consolidated statements of operations and  comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TapImmune, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered historical losses from operations and has negative working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum llp
New York, NY
April 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of TapImmune Inc:

We have audited the accompanying consolidated balance sheet of TapImmune Inc. (the “Company”) as of December 31, 2013 and the related consolidated statement of operations and comprehensive loss, stockholders’ deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $55,426,635and reported a loss of $5,532,552 for the year ended December 31, 2013 raising substantial doubt about the Company’s ability to continue as a going concern. The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 14, 2014

TAPIMMUNE INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013

ASSETS
Current Assets
Cash	$141,944	$48,589
Prepaid expenses and deposits	82,504	15,004
Deferred financing costs	-	13,439

	$224,448	$77,032

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$693,362	$3,778,401
Research agreement obligations	492,365	492,365
Derivative liability – conversion option	-	582,300
Derivative liability – warrants	9,415	140,504
Convertible notes payable	-	3,161,977
Loans payable, related party (2013 - $5,200)	-	42,200
Promissory notes, related party	52,942	277,942
Due to related parties	-	369,346
	1,248,084	8,845,035

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity (Deficit)
Convertible preferred stock, $0.001 par value — 5,000,000 shares authorized:
Series A, $0.001 par value, 1,250,000 shares designated, -0- shares issued and outstanding as of December 31, 2014 and December 31, 2013	-	-
Series B, $0.001 par value, 1,500,000 shares designated, -0- shares issued and outstanding as of December 31, 2014 and December 31, 2013	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized
20,318,815 shares issued and outstanding (2013 – 1,465,712)	20,319	1,466
Additional paid-in capital	85,265,776	46,715,500
Accumulated deficit	(86,309,731)	(55,426,635)
Accumulated other comprehensive loss	-	(58,334)
	(1,023,636)	(8,768,003)

	$224,448	$77,032

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31, 2014	Year Ended December 31, 2013

Operating expenses:
General and administrative	$3,181,927	$1,966,683
Research and development	189,000	697,634

Loss from Operations	(3,370,927)	(2,664,317)

Other Income (Expense)
Foreign exchange (loss) gain	(52,976)	5,896
Changes in fair value of derivative liabilities	581	1,546,257
Accretion of discount on convertible notes	(492,296)	(1,110,831)
Interest and financing charges	(83,247)	(645,562)
Loss on extinguishment of debt	(26,884,231)	(2,560,045)
Loss on lawsuit	-	(103,950)
Net Loss for the Period	(30,883,096)	(5,532,552)
Other comprehensive income
Foreign exchange translation adjustment	58,334	3,314
TOTAL COMPREHENSIVE LOSS	$(30,824,762)	$(5,529,238)

Basic and Diluted Net Loss per Share	$(2.00)	$(4.87)

Weighted Average Number of Common Shares Outstanding	15,465,213	1,136,115

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock
	Number of shares	Amount $	Paid In Capital $	Accumulated Deficit $	Comprehensive Loss $	Total $
Balance, December 31, 2012	764,029	782	43,912,427	(49,894,083)	(61,648)	(6,042,522)

Notes converted into shares	412,047	412	1,477,175	-	-	1,477,587
Stock based compensation in 2013	-	-	46,840	-	-	46,840
Obligation to issue shares at fair value pursuant to service agreements	-	-	31,891	-	-	31,891
Issued at fair value pursuant to debt settlement agreements	264,649	265	1,211,362	-	-	1,211,627
Finders’ fee	-	-	(11,300)	-	-	(11,300)
Issued at fair value pursuant to service agreements	3,500	4	38,932	-	-	38,936
Shares issued for director compensation	2,500	3	8,173	-	-	8,176
Non-cash exercise of warrants	18,986	-	-	-	-	-
Foreign exchange translation adjustment	-	-	-	-	3,314	3,314
Net loss	-	-	-	(5,532,552)	-	(5,532,552)
Balance, December 31, 2013	1,465,712	1,466	46,715,500	(55,426,635)	(58,334)	(8,768,003)

Convertible notes, promissory notes, loan payable-related party, due to related parties and accrued interest converted into Series A and B preferred stock and immediately converted into commons stock	14,048,701	14,049	30,937,029			30,951,078
Conversion of accounts payable to common stock	1,836,361	1,836	4,347,592	-	-	4,349,428
Private placement (net of finders’ fee)	2,157,042	2,157	1,875,343	-	-	1,877,500
Foreign exchange translation adjustment	-	-	-	-	58,334	58,334
Stock- based compensation	811,000	811	1,390,312	-	-	1,391,123
Net loss	-	-	-	(30,883,096)	-	(30,883,096)
Balance, December 31, 2014	20,318,816	20,319	85,265,776	(86,309,731)	-	(1,023,636)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2014	Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(30,883,096)	$(5,532,552)
Adjustments to reconcile net loss to net cash from operating activities:
Changes in fair value of derivative liabilities	(581)	(1,546,257)
Loss on extinguishment of debt	26,884,231	2,560,045
Accretion of discount on convertible notes	492,296	1,110,831
Non-cash interest and finance charges	83,247	645,562
Stock based compensation	1,391,123	132,093
Foreign exchange loss	58,334	-
Changes in operating assets and liabilities:
Prepaid expenses and deposits	(67,500)	-
Deferred financing costs	-	24,013
Accounts payable and accrued liabilities	(145,199)	1,835,315
Research agreement obligations	-	76,367
NET CASH USED IN OPERATING ACTIVITIES	(2,187,145)	(694,583)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of issuance costs of $387,500	1,877,500	-
Convertible notes issuance	418,000	728,000
Proceeds from loans payable	-	32,200
Repayment to related parties	-	(30,867)
Repayment of convertible notes	-	(20,000)
Repayment of promissory notes	(15,000)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,280,500	709,333

INCREASE IN CASH	93,355	14,750

CASH, BEGINNING OF YEAR	48,589	33,839

CASH, END OF YEAR	$141,944	$48,589

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2014	Year Ended December 31, 2013

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES

Accounts payable settled in common stock	$2,415,000	$558,000

Conversion of debt obligations into common stock:
Accrued interest	525,000	-
Convertible notes payable	4,116,000	738,000
Loans payable, related party	42,000	-
Promissory notes, related party	210,000	-
Due to related parties	369,000	-
Fair value derivative liability – conversion option at conversion	708,000	-

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1:  NATURE OF OPERATIONS

TapImmune Inc. (the “Company”), a Nevada corporation incorporated in 1992, is a biotechnology Company focusing on immunotherapy specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of oncology and infectious disease. Unlike other vaccine technologies that narrowly address the initiation of an immune response, TapImmune's approach broadly stimulates the cellular immune system by enhancing the function of killer T-cells and T-helper cells and by restoring antigen presentation in tumor cells allowing their recognition and killing by the immune system.

A Phase I study at the Mayo Clinic is currently evaluating the safety and immune responses of a set of proprietary HER2/neu antigens that will be part of the "Prime" for a HER2/neu breast cancer vaccine.

A second Phase I trial is underway at Mayo Clinic (“Mayo”) in Ovarian and breast cancer (Folate Receptor Alpha). Folate Receptor Alpha is expressed in nearly 50% of breast cancers and in addition, over 95% of ovarian cancers, for which the only treatment options are surgery and chemotherapy, leaving a very important and urgent clinical need for a new therapeutic. Time to recurrence is relatively short for this type of cancer and survival prognosis is extremely poor after recurrence. In the USA alone, there are approximately 30,000 ovarian cancer patients newly diagnosed every year. These Folate Receptor Antigens are applicable to Ovarian and Triple Negative Breast Cancer. Both of these diseases have few treatment options if any beyond surgery and chemotherapy and therefore the Company is hopeful that it might be an ideal candidate for orphan drug status in these indications.

Phase II advancement will be assessed in the second quarter of 2015. TapImmune has an exclusive option to license this set of peptides after successful phase 1 trials.

In addition, enhancing the visibility of cancer or infected cells to a patient’s immune system is a critical aspect of an effective vaccine. In this regard, TapImmune’s PolyStart™ nucleic acid-based technology provides a four-fold increase in target cell specific naturally processed antigenic epitopes on a cells surface. This increased cell surface presentation corresponding increases activated Helper and/or long-lived Killer T-cell populations that then effectively seek out and work to destroy a patient’s cancer cells.

 The Company is also exploiting the emerging field of vaccinomics for the development of vaccines applicable to a broad patient population. TapImmune's immunotherapy technologies are also aimed at the prevention of emerging viral pathogens for pandemics and biodefense.

These consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2014, the Company had a working capital deficiency and has incurred significant losses since inception in the development of its business. Further losses are anticipated raising substantial doubt as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund clinical trials, ongoing research and development, maintenance and protection of patents, accommodation from certain debt obligations and ultimately on generating future profitable operations. Planned expenditures relating to current and future clinical trials of the Company’s immunotherapy vaccine will require significant additional funding. The Company is dependent on future financings to fund ongoing research and development as well as working capital requirements. The Company’s future capital requirements will depend on many factors including the rate and extent of scientific progress in its research and development programs, the timing, cost and scope involved in clinical trials, obtaining regulatory approvals, pursuing further patent protections and the timing and costs of commercialization activities.

Management is addressing going concern remediation through seeking new sources of capital, restructuring and retiring debt through conversion to equity and debt settlement arrangements with creditors, cost reduction programs and seeking possible joint venture participation. Management’s plans are intended to return the Company to financial stability and improve continuing operations. The Company is continuing initiatives to raise capital through private placements, related party loans and other institutional sources to meet immediate working capital requirements.

Historically the Company has raised capital through issuances of various financial instruments and the Company recently completed significant restructuring of outstanding debt and equity instruments into equity. Additional capital is required to expand programs including pre-clinical work and to progress clinical trials for the lead vaccine candidates. Strategic partnerships will be needed to continue the product development portfolio and fund development costs. These measures, if successful, may contribute to reduce the risk of going concern uncertainties for the Company over the next twelve months.

There is no certainty that the Company will be able to arrange sufficient funding to satisfy current debt obligations or to continue development of products to marketability.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries GeneMax Pharmaceuticals Inc. (“GPI”) and GeneMax Pharmaceuticals Canada Inc. (“GPC”). All significant intercompany balances and transactions are eliminated upon consolidation. In the fourth quarter of fiscal 2014, the Company dissolved GPC and no longer has any Canadian subsidiary.

Use of Estimates

Preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ materially from those estimates. Significant areas requiring management’s estimates and assumptions include deferred taxes and related tax balances and disclosures, determining the fair value of stock-based compensation and stock based transactions, the fair value of the components of the convertible notes payable and accrued liabilities. Matters impacting the Company’s ability to continue as a going concern and contingencies also involve the use of estimates and assumptions.

Fair Value Measurements

The fair value of certain of the Company’s financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The Company measures the fair value of certain of its financial assets and liabilities on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

• Level 1-Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•   Level 2-Inputs other than Level 1 that are observable, either directly or indirectly, such as unadjusted quoted prices for similar assets and liabilities, unadjusted quoted prices in the markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•   Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial Instruments and Concentration of Credit Risk.

The fair values of cash, accounts payable, and other current monetary liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company’s operations and financing activities are conducted primarily in United States dollars, and as a result the Company is not subject to significant exposure to market risks from changes in foreign currency rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from assets and liabilities classified as financial instruments.

Prior Period Reclassifications

Certain prior period amounts that were combined in the December 31, 2013 consolidated financial statements have been reclassified for comparability with the December 31, 2014 presentation. These reclassifications had no effect on previously reported net loss.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The expense recognized for the portion of the award that is expected to vest has been reduced by an estimated forfeiture rate. The forfeiture rate is determined at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Expected Term — The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility — The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend — The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models. The Company recognizes fair value of stock options granted to nonemployees as stock-based compensation expense over the period in which the related services are received.

Deferred Financing Costs

The Company defers direct costs incurred in connection with the sale of common shares which are offset against the proceeds of the financing upon completion. Costs incurred in connection with convertible loans payable are deferred and amortized as a financing cost over the term of the convertible loans. Upon conversion of the loan, any unamortized amount of deferred financing costs will be charged to stockholders’ equity as a cost of financing.

Research and Development Costs

The Company has acquired development and marketing rights to certain technologies. The rights and licenses acquired are considered rights to unproven technology which may not have alternate future uses and therefore, have been expensed as incurred as research and development costs.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax balances. Potential deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on potential deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of allowances against deferred tax assets.

Derivative Liability

The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 810-10-05-4 and  815-40. This accounting treatment requires that the carrying amount of embedded derivatives be marked-to-market at each balance sheet date and carried at fair value. In the event that the fair value is recorded as a liability, the change in fair value during the period is recorded in the Statement of Operations as either income or expense. Upon conversion, exercise or modification to the terms of a derivative instrument, the instrument is marked to fair value at the conversion date and then the related fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

The classification of financial instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

In evaluating the application of ASC 815-40, management must determine whether an instrument (or an embedded feature) is indexed to the Company’s own stock. ASC 815-40-15 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The application of ASC 815-40-15 has affected the accounting for (i) certain freestanding warrants that contain exercise price adjustment features and (ii) convertible notes containing full-ratchet and anti-dilution protections (iii) certain free standing warrants that contain contingently puttable cash settlement.

The Company has evaluated the application ASC 480-10 Distinguishing liabilities from equity, ASC 815-40 Contracts in an Entity’s Own Equity and ASC 718-10 Compensation – Stock Compensation to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes, private placements, consulting agreements, and various debt settlements during 2009 through 2012. Based on the guidance, management concluded these instruments are required to be accounted for as derivatives either due to a ratchet down protection feature available on the exercise price (Note 5) or a holder’s right to put the warrants back to the Company for cash under certain conditions or a conversion option feature with conversion into variable number of shares. Under ASC 815-40-25, the Company records the fair value of these warrants and conversion options (derivatives) on its balance sheet, at fair value, with changes in the values reflected in the Statements of Operations as “Changes in fair value of derivative liabilities”. The fair value of the share purchase warrants are recorded on the Balance Sheet under ‘Derivative liability – warrants’ and the fair value of the conversion options are recorded on the Balance Sheet under ‘Derivative liability – conversion option’.

Loss per Common Share

Basic loss per share is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. If applicable, diluted earnings per share reflect the potential dilution of securities that could share in the earnings (loss) of the Company. The common shares potentially issuable on conversion of outstanding convertible debentures, warrants and stock options are anti-dilutive and have not been included in the calculation.

Net Loss per Share Applicable to Common Stockholders

Options, warrants, and convertible debt outstanding were all considered anti-dilutive for the years ended December 31, 2014 and 2013, due to net losses.

The following securities were not included in the diluted net loss per share calculation because their effect was anti-dilutive as of the periods presented:

	December 31,
	2014	2013
Common stock options	65,430	65,430
Common stock warrants - equity treatment	2,556,133	25,168
Common stock warrants - liability treatment	103,284	124,284
Convertible notes	-	738,760
Excluded potentially dilutive securities	2,724,847	953,642

Recently Issued Accounting Pronouncements

Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation removes all incremental financial reporting requirements for development stage entities, including the removal of reporting of the cumulative results of operations and cash flows for the period from inception to the end of the current period. The update is effective for the first annual period beginning after December 15, 2014. Early adoption is permitted, and the Company has adopted this change effective with its form 10-Q filing for the period ending September 30, 2014.

 Accounting Standard Update No. ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements.

NOTE 3:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts Payable and Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$

Trade accounts payable	620,826		1,450,083
Share-settled debt	-		1,348,663
Accrued liabilities	68,448		201,334
Employee payroll and severance	-		220,290
Accrued interest	4,088		558,032
	693,362		3,778,401

During fiscal 2014 the Company converted $2,415,000 accounts payable and accrued liabilities into 1,836,000 shares of common stock. The fair value of the shares, based on the trading price of the stock on the date of conversion, was $4,349,000 and the Company recorded a loss on extinguishment of $1,934,000.

NOTE 4:  RESEARCH AGREEMENTS

Crucell Holland B.V. (“Crucell”) – Research License and Option Agreement

Effective August 7, 2003, Crucell and the Company’s subsidiary GPI entered into a five-year research license and option agreement. In addition, retroactively effective August 7, 2008, the Company negotiated an amended license agreement for the use of Crucell’s adenovirus technology. The Company was required to make annual license payments on the anniversary of the effective date for the three year term equal to $91,000 per annum for three years through December 2011. As of December 31, 2013 and 2014, the Company accrued $492,365 under the amended agreement, inclusive of 15% interest on outstanding amounts.

The Company has not made use of the Crucell technology in its current work and has not asked for nor received any work product. Management hopes to settle the outstanding amounts with Crucell in 2015 and formally terminate the research license.

NOTE 5:  DERIVATIVE LIABILITY

During 2014 the Company entered into numerous extinguishment agreements with various holders. As a result the derivative liability associated with the bifurcated conversion options were extinguished at the date of conversion and recorded in the loss on extinguishment in the Statement of Operations. The inputs utilized in the final mark to market were as follows:

	Weighted Average Inputs for the Period
Date of valuation	For the Quarter Ending March 31, 2014	For the Quarter ending June 30, 2014	Total
Dividend yield (per share)	0%	0%
Strike price	$1.027	$0.88
Volatility (annual)	199.00%	199.00%
Risk-free rate	0.05%	0.05%
Contractual term (years)	0.24	0.06

Fair value of Conversion Option at extinguishment	$708,000	$4,000	$ 712,000

A summary of quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company’s common stock purchase warrants that are categorized within Level 3 of the fair value hierarchy for the years ended 2014 and 2013 is as follows:
	December 31, 2013				December 31, 2014
	Contractual Life (Years)	Risk free Rate	Dividend yield	Volatility	Contractual Life (Years)	Risk free Rate	Dividend yield	Volatility
Share purchase warrants	0.85 to 2.78	0.13% to 0.78%	0.00%	199%	1.22 to 3.53	0.25% to 1.10%	0.00%	155.90% to 190.68%

The foregoing assumptions are recalculated every reporting period and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants and Derivative liability – conversion option:

	As of December 31, 2014
		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$9,415	-	-	$9,415	$9,415
Total	$9,415	-	-	$9,415	$9,415

	As of December 31, 2013
		Fair Value Measurements
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$140,504	-	-	$140,504	$140,504
Derivative liability – conversion option	582,300	-	-	582,300	582,300
Total	$722,804	-	-	$722,804	$722,804

There were no transfers between Level 1, 2 or 3 during the year ended December 31, 2014.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2014:
	Derivative liability – conversion option	Derivative liability – warrants
Balance – January 1, 2013	$868,000	$977,000
Additions during the year	811,000	206,000
Total unrealized (gains) or losses included in net loss	(1,096,000)	-
Change in fair value of warrant liability	-	(1,043,000)
Balance – December 31, 2013	$583,000	$140,000
Gain on settlement of debt	(714,000)	-
Change in fair value of conversion option liability	131,000	-
Change in fair value of warrant liability	-	(131,000)
Balance – December 31, 2014	$-	$9,000

The valuation of warrants is subjective and is affected by changes in inputs to the valuation model including the price per share of common stock, the historical volatility of the stock price, risk-free rates based on U.S. Treasury security yields, the expected term of the warrants and dividend yield. Changes in these assumptions can materially affect the fair value estimate. The Company could ultimately incur amounts to settle the warrant at a cash settlement value that is significantly different than the carrying value of the liability on the financial statements. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire, or are amended in a way that would no longer require these warrants to be classified as a liability. Changes in the fair value of the common stock warrants liability are recognized as a component of other income (expense) in the Statements of Operations.

The net cash settlement value at the time of any future transactions, where the Company consolidates or merges with another entity, will depend upon the value of the following inputs at that time: the consideration value per share of the Company’s common stock, the volatility of the Company’s common stock, the remaining term of the warrant from announcement date, the risk-free interest rate based on U.S. Treasury security yields, and the Company’s dividend yield. The warrant requires use of a volatility assumption equal to the greater of 100% and the 100-day volatility function determined as of the trading day immediately following announcement of a Fundamental Transaction.

NOTE 6:  CONVERTIBLE NOTES PAYABLE

The following table summarizes the Company’s outstanding convertible note obligations:

		Stated		Principal Balance Outstanding
Issue Date	Maturity Date	Interest Rate	Conversion Terms	December 31, 2014	December 31, 2013
2/24/2011	2/24/2014	10.0%	Variable at $25.00	$ -	$ 980,858
4/4/2011	4/4/2014	10.0%	Variable at $25.00	-	215,000
6/6/2011	6/6/2014	10.0%	Variable at $25.00	-	30,000
8/12/2012	11/12/2012	10.0%	Variable at $9.00	-	27,500
8/20/2012	8/20/2013	8.0%	Variable at $9.00	-	20,000
10/15/2012	10/15/2013	8.0%	Variable at $12.00	-	340,000
11/20/2012	11/20/2013	5.0%	Variable at $9.00	-	10,748
12/18/2012	12/14/2013	9.0%	Fixed at $10.00	-	50,000
1/5/2013	5/31/2014	None	Fixed at $8.00	-	452,729
1/31/2013	5/31/2014	None	Fixed at $4.00	-	24,135
2/27/2013	2/27/2014	5.0%	Variable at $9.00	-	58,500
4/2/2013	6/2/2013	8.0%	Fixed at $7.00	-	80,967
4/18/2013	12/18/2013	8.0%	Fixed at $7.00	-	31,688
5/2/2013	5/31/2014	10.0%	Variable at $3.44	-	50,000
5/5/2013	7/5/2013	8.0%	Fixed at $7.00	-	45,000
5/14/2013	5/14/2014	8.0%	Fixed at $6.00	-	126,000
6/27/2013	6/27/2014	5.0%	Variable at $9.00	-	37,620
6/19/2013	6/19/2014	10.0%	Variable at $9.00	-	32,000
7/12/2013	7/12/2014	8.0%	Fixed at $3.00	-	96,800
10/18/2013	4/18/2014	None	Variable at $1.00	-	94,444
11/1/2013	5/1/2014	None	Variable at $1.00	-	80,000
12/19/2013	6/19/2014	None	Variable at $1.00	-	277,222
12/23/2013	6/23/2014	10.0%	Fixed at $7.00	-	536,400

	Total convertible notes			$-	$3,697,611
	Unamortized note discount			-	(535,634)
	Total on Balance sheet			$-	$3,161,977

Issuance of Convertible Preferred Stock

During the year the Company issued $418,000 of convertible notes.  The notes carried no interest rate and were converted shortly thereafter (see Extinguishment loss) into preferred stock and immediately into common stock.

Debt converted to Preferred Stock and immediately converted into common stock

During the year, note holders that included Convertible notes, Loans payable, Promissory notes-related party & Due to related party exchanged approximately $4.7 million of debt and $0.5 million of accrued interest for shares of preferred stock, which was immediately converted into 14.0 million shares of common stock with a fair value of approximately $31 million. The total loss on extinguishment associated with the note conversions was $24.9 million, which includes the extinguishment of the derivative liability – conversion option of $0.7 million.

NOTE 7:  LOANS PAYABLE

As at December 31, 2014, there were unsecured loan payable in the amount of $nil (December 31, 2013 - $42,200). During the year ended December 31, 2014, investors converted $37,000 and a related party converted $5,200 of the loan into preferred stock which was immediately converted into common stock (see note 6).

NOTE 8:  PROMISSORY NOTES, RELATED PARTY

The Company has outstanding promissory notes in the amount of $52,942 (December 31, 2013 - $277,942), of which $23,000 of promissory notes are from an officer and a director of the Company. The promissory notes bear no interest charges and have no fixed repayment terms.

During the year ended December 31, 2014, a note holder converted outstanding principal of $210,000 and accrued interest of $12,000 into preferred stock which was immediately converted into common shares (see note 6).

During the year ended December 31, 2014, $15,000 (2013 - $nil) of the promissory notes were repaid to an officer and director of the Company.

      NOTE 9:  DUE TO RELATED PARTIES

During the year ended December 31, 2014 the Company has outstanding promissory notes in the amount of $nil (December 31, 2013 - $369,000). During the fiscal year 2014, the related parties converted the notes of $369,000 into preferred stock which was immediately converted into common stock (See note 6).

NOTE 10:  CAPITAL STOCK

Stock Split and increase in authorized shares

On February 18, 2014, the Company completed a reverse stock split thereby issuing 1 new share for each 100 outstanding shares of the Company’s common stock and amended the Company’s Articles of Incorporation to increase the authorized shares of common stock from 150,000,000 shares of common stock to 500,000,000 shares.

Share Capital

On January 6, 2014, the Company designated 1,250,000 Series A preferred shares par value $0.001 (“Series A Convertible Preferred Stock”). Each share of Series A Convertible Preferred Stock automatically converted into five (5) shares of the Company’s common stock upon the occurrence of the 1:100 reverse stock split.

On February 18, 2014, the Company created a class of up to 1,500,000 preferred shares, par value $0.001, called Series B convertible preferred stock (“Series B Convertible Preferred Stock”). The terms of the Series B Convertible Preferred Stock are:

•	rank pari passu to the common stock with respect to rights on liquidation, winding up and dissolution;

•	have no dividend rights except as may be declared by the Board in its sole and absolute discretion;

•	shall have the right to cast one thousand (1,000) votes for each share held of record on all matters submitted to a vote of holders of the Corporation’s common stock; and

•	shall automatically convert into seven (7) shares of common upon the occurrence of a 1:100 reverse stock split.

All prior period share transactions included in the Company’s stock transactions and balances have been retroactively restated for the reverse stock splits described above. There are no shares outstanding under preferred shares as of December 31, 2014.

2014 Share Transactions

Consulting services

During the year ended December 31, 2014, the Company issued in aggregate 811,000 shares of common stock in exchange for consulting services for which performance was complete. The fair value of the common stock recognized was approximately $954,000.

Private placements

During the year ended December 31, 2014, the Company entered into a Securities Purchase Agreement with a single institutional investor for the sale of 1,886,792 units at a purchase price of $1.06 per unit, for a total purchase price of $1,836,000, net of finders’ fee of $164,000. Each unit consists of one common share and one share purchase warrant exercisable at $1.17 for a period of 5 years. The Company also issued 94,340 placement agent share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $1.325 per share for an exercise period of up to five years from the issuance date. The warrants were included within equity. The fair value of these warrants was determined to be $111,000, using the Black-Scholes Option Pricing Model with a contractual term of 5 years, a risk free interest rate of 1.66%, a dividend yield of 0%, and an expected volatility of 150.3%.

During the year ended December 31, 2014, the Company received subscription proceeds of $265,000 for 265,000 units. Each unit consists of one share of common stock and one share purchase warrant exercisable at $2.50 for a period of 3 years. The Company also issued 5,250 shares of common stock as finders’ fee relating to the subscription proceeds. The fair value of the common stock was determined to be $5,250.

Stock Compensation Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan. The 2009 Plan allows for the issuance of up to 100,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

The expensed portion of the value of the granted and vested options during the year ended December 31, 2014 was $15,000 (2013 - $132,093) which was recorded as stock based consulting and management fees.

Share purchase options

A summary of the Company’s stock options as of December 31, 2014 and 2013 and changes during the years is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2012	65,430	18.00	6.05
Issued	-	-	-
Cancelled/Forfeited	-	-	-

Balance, December 31, 2013	65,430	18.00	5.04
Issued	-	-	-
Cancelled/Forfeited	-	-	-
Balance, December 31, 2014	65,430	$18.00	4.04

At December 31, 2014, the intrinsic value of the vested options was equal to $nil (2013 - $nil).

A summary of the status of the Company’s unvested options as of December 31, 2014 is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2013	1,111	$18.00
Granted	-	-
Vested	(833)	18.00
Cancelled	-	-

Unvested, December 31, 2014	278	$18.00

Share Purchase Warrants

In September, 2014, the Company issued 100,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $1.15 per share for an exercise period of up to five years from the issuance date. The warrants were issued pursuant to a service agreement. The fair value of these warrants was determined to be $105,000, using the Black-Scholes Option Pricing Model with a contractual term of 5 years, a risk free interest rate of 1.63%, a dividend yield of 0%, and an annual volatility of 150.18%.

In March, 2014, the Company issued 100,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $4.00 per share for an exercise period of up to four years from the issuance date. The warrants were issued pursuant to a technology option agreement. The fair value of these warrants was determined to be $303,000 and was recorded in general and administrative expenses. The weighted average assumptions used for the Black-Scholes option-pricing model to value these warrants were: volatility of 156.6%, risk free rate of 1.4%, term of 4 years and dividend rate of 0%. The Company used the Black-Scholes option-pricing model as the resultant fair value is not significantly different than the Monte Carlo option pricing model. In August 2014, the Company repriced the 100,000 warrants by reducing the exercise price from $4.00 to $1.06. As a result, the Company recorded incremental fair value of $14,000 during the year ended December 31, 2014.

A summary of the Company’s share purchase warrants as of December 31, 2014 and changes during the year is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2013	149,452	25.85	2.76
Issued	2,546,132	1.30	4.23
Exercised	-	-	-
Extinguished or expired	(36,167)	40.00	-
Balance, December 31, 2014	2,659,417	$1.83	4.15

NOTE 11:  INCOME TAXES

The income tax provision (benefit) for the years ended December 31, 2014 and 2013 are as follows:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013

Federal:
Current	$-	$-
Deferred	(1,265,000)	(1,321,000)

State:
Current	-	-
Deferred	-	-
	(1,265,000)	(1,321,000)
Change in valuation allowance	1,265,000	1,321,000
Income tax provision (benefit)	$-	$-

The effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2014 and 2013 are as follows:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013

Deferred tax assets:
Ney operating loss carryforwards	$10,433,000	$9,174,000
Stock-based compensation	$1,871,000	$1,866,000
Technology licensing fee	167,000	167,000
Total deferred tax assets	12,471,000	11,207,000
Valuation allowance	(12,471,000)	(11,207,000)
Deferred tax assets, net of valuation allowance	$-	$-

The Company assesses the likelihood that deferred tax assets will be realized.  To the extent that realization is not likely, a valuation allowance is established.  Based upon the history of losses, management believes that it is more likely than not that future benefits of deferred tax assets will not be realized and has established a full valuation allowance for the years ended December 31, 2014 and 2013.

The Company has not filed U.S tax returns since inception, but is in the process of filing tax returns for the years ended December 31, 2014, 2013, 2012, 2011, 2010, and 2009. The Net operating losses (“NOLs”) will not be available to reduce future taxable income until the returns are filed. Assuming these returns are filed, as of December 31, 2014 and 2013, the Company has approximately $30,686,428 and $26,982,085, respectively, of federal NOLs that may be available to offset future taxable income, if any.  The federal net operating loss carryforwards, if not utilized, will expire beginning in 2023.

The Company has also not filed any Canadian tax returns for GPC, which was dissolved in the fourth quarter of fiscal year 2014. The Company could be subject to fines and penalties for not filing the tax returns. The Company does not know the quantum of such fines and penalties, if any, and no liabilities have been accrued in the fiscal year 2014.

In accordance with Section 382 of the Internal Revenue code, the usage of the Company’s net operating loss carryforwards may be limited in the event of a change in ownership.  A full Section 382 analysis has not been prepared and NOLs could be subject to limitation under Section 382.

For the years ended December 31, 2014 and 2013, the expected tax expense (benefit) based on the U.S. federal statutory rate is reconciled with the actual tax provision (benefit) as follows:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013

U.S. federal statutory rate	$(10,449,000)	$(1,881,000)

Permanent differences
- Non-cash loss on extinguishment of debt	9,122,000	893,000
-Other permanent differences	62,000	(334,000)
Change in valuation allowance	1,265,000	1,322,000
Income tax provision (benefit)	$-	$-

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.  For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  As of December 31, 2014 and 2013, there were no unrecognized tax benefits.  The Company recognizes accrued interest and penalties as income tax expense.  No amounts were accrued for the payment of interest and penalties at December 31, 2014 and 2013.  The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position in the next year.

NOTE 12:  CONTINGENCIES AND COMMITMENTS

Contingencies:

Consultant Litigation

In May 2012, the Company issued 112,000 post-consolidated shares of common stock to two consultants. The Company contested the validity of the services provided and initially were able to delay the sale of the contested shares. The Company was not successful in recovering the contested shares. A claim for alleged damages of approximately $362,000 plus costs by one of the consultants as a result of the contesting of the issuance of the shares has been filed in the Supreme Court of New York. The claim is for damages on the difference between market price at the time the Company was able to delay the sale of his shares and the market price at the time of the sale of all of his shares. As the result of a judicial decision in New York the consultant received a bond payment of approximately $100,000 that the Company had used to secure a temporary restraining order against the issuance of stock to him. Following hearings at the International Arbitration Tribunal held in New York on May 13-16 the arbitrator ordered (on July 18, 2014) the consultant to pay Tapimmune $196,204 plus 9% interest from the date of the award. The Company is attempting to collect the award from Mr. Gardner.

The law firm that we used to pursue the Gardner Action was awarded a judgment against us for $210,255 of unpaid legal fees (“G&S Judgment”). Shareholders of the Company acquired the G&S Judgment in full, converted that Judgment into preferred shares of the Company (which in turn converted into common stock) and subsequently released the Company from any liability related thereto.

On July 18, 2014, the International Center for Dispute Resolution International Arbitration Tribunal issued a Final Award in the matter of TapImmune Inc. vs. Michael Gardner awarding TapImmune $196,204 plus post-award interest at a rate of 9% per year. This award stemmed from the dispute discussed above with Mr. Gardner regarding the May 2012 consulting agreement. The arbitrator found that we were fraudulently induced into entering said agreement through “1) misrepresentations as to what he would or could do for the Company, including raising funds, and 2) omissions about his reputation and ability to obtain or assist in obtaining financing for TapImmune” among other reasons. We are attempting to collect the award from Mr. Gardner.

One of our suppliers, Fischer Scientific was awarded a judgment against us for $51,000 which is equal to the amount owed to them. We intend on settling that matter in the second quarter of 2015.

NOTE 13:SUBSEQUENT EVENTS

1.
On January 12, 2015, the Company entered into a Securities Purchase Agreement with certain accredited investors for the sale of 7,320,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $1,250,000, net of finders’ fee and offering expenses of approximately $214,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants collectively, the “January 2015 Warrants”). Series A warrants are exercisable at $1.50 per share, with a five year term. Series B warrants are exercisable at $0.40 per share, with a six month term. Series C warrants are exercisable at $1.00 per share, with a five year term. Series D warrants are exercisable at $0.75 per share only if and to the extent that the Series B warrants are exercised, with a five year term from the date that the Series B warrants are exercised. Series E warrants are exercisable at $1.25 per share, only if and to the extent that the Series C warrants are exercised, with a five year term from the date that the Series C warrants are exercised.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase an aggregate of up to 5% of the aggregate number of shares of common stock sold in the offering to the placement agents. The placement agent warrants have substantially the same terms as the January 2015 Warrants.

2.
On March 9, 2015, the Company entered into a Securities Purchase Agreement with certain accredited investors for the sale of 5,000,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $950,000, net of finders’ fee and offering expenses of approximately $50,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants collectively, the “March 2015 Warrants”). The March 2015 Warrants have substantially the same terms as the January 2015 Warrants.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase an aggregate of up to 2.5% of the aggregate number of shares of common stock sold in the offering to the placement agents. The placement agent warrants have substantially the same terms as the March 2015 Warrants.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current Assets
Cash	$1,453,505	$141,944
Prepaid expenses and deposits	82,504	82,504

	$1,536,009	$224,448

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$703,323	$693,362
Research agreement obligations	492,365	492,365
Derivative liability – warrants	2,052,975	9,415
Promissory notes	52,942	52,942
	3,301,605	1,248,084

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity (Deficit)
Convertible preferred stock, $0.001 par value — 10,000,000 shares authorized:
Series A, $0.001 par value, 1,250,000 shares designated, -0- shares issued and outstanding as of March 31, 2015 and December 31, 2014	-	-
Series B, $0.001 par value, 1,500,000 shares designated, -0- shares issued and outstanding as of March 31, 2015 and December 31, 2014	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized
32,638,811 shares issued and outstanding (2014 – 20,318,815)	32,639	20,319
Additional paid-in capital	85,493,220	85,265,776
Accumulated deficit	(87,291,455)	(86,309,731)
	(1,765,596)	(1,023,636)

	$1,536,009	$224,448

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014

Operating expenses:
General and administrative	$418,786	$1,164,098
Research and development	609,378	22,500

Loss from Operations	(1,028,164)	(1,186,598)

Other Income (Expense)
Changes in fair value of derivative liabilities	46,440	(338,297)
Accretion of discount on convertible notes	-	483,636)
Interest and financing charges	-	(35,269)
Loss on extinguishment of debt	-	(27,663,430)
Net Loss for the Period	(981,724)	(29,707,230)
Other comprehensive income
Foreign exchange translation adjustment	-	(1,249)
TOTAL COMPREHENSIVE LOSS	$(981,724)	$(29,708,479)

Basic and Diluted Net Loss per Share	$(0.04)	$(3.89)

Weighted Average Number of Common Shares Outstanding	27,611,255	7,631,669

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock			Additional			Accumulated Other

	Number of shares	Amount		Paid In Capital	Accumulated Deficit		Comprehensive Loss	Total
		$		$	$		$	$
Balance, December 31, 2014	20,318,816		20,319	85,265,776		(86,309,731)	-		(1,023,636)

Private placement (net of finders’ fee of $140,000)	12,319,995		12,320	2,313,694		-	-		2,326,014
Fair value of warrants recognized as derivative liabilities	-		-	(2,090,000)		-	-		(2,090,000)
Stock- based compensation	-		-	3,750		-	-		3,750
Net loss	-		-	-		(981,724)	-		(981,724)
Balance, March 31, 2015	32,638,811		32,639	85,493,220		(87,291,455)	-		(1,765,596)

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(981,724)	$(29,707,230)
Adjustments to reconcile net loss to net cash from operating activities:
Changes in fair value of derivative liabilities	(46,440)	338,297
Loss on extinguishment of debt	-	27,663,430
Non-cash interest and finance charges	-	483,636
Stock based compensation	3,750	690,000
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	9, 961	158,913
NET CASH USED IN OPERATING ACTIVITIES	(1,014,453)	(372,954)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of issuance costs of $140,000	2,326,014	-
Convertible note issuance	-	418,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,326,014	418,000

INCREASE IN CASH	1,311,561	45,046

CASH, BEGINNING OF PERIOD	141,944	48,589
CASH, END OF PERIOD	$1,453,505	$93,635

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES

Accounts payable settled in common stock	$-	$513,000

Conversion of debt obligations into common stock:
Accrued interest	-	476,000
Convertible notes payable	-	3,293,000
Loans payable, related party	-	42,000
Promissory notes, related party	-	210,000
Due to related parties	-	369,000
Fair value derivative liability – conversion option at conversion	-	708,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)
NOTE 1:  NATURE OF OPERATIONS

TapImmune Inc. (the “Company”), a Nevada corporation incorporated in 1992, is a biotechnology Company focusing on immunotherapy specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of oncology and  infectious disease. Unlike other vaccine technologies that narrowly address the initiation of an immune response, TapImmune's approach broadly stimulates the cellular immune system by enhancing the function of killer T-cells and T-helper cells and by restoring antigen presentation in tumor cells allowing their recognition and killing by the immune system.

NOTE 2:  BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”) and on the same basis as the Company prepares its annual audited consolidated financial statements. The condensed consolidated balance sheet as of March 31, 2015, condensed consolidated statements of interim financials include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

 The results for the statement of operations are not necessarily indicative of results to be expected for the year ending December 31, 2015 or for any future interim period. The condensed balance sheet at December 31, 2014 has been derived from audited financial statements; however, it does not include all of the information and notes required by U.S. GAAP for complete financial statements. The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014, and notes thereto included in the Company’s annual report on Form 10-K.

NOTE 3:  LIQUIDITY AND FINANCIAL CONDITION

The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital, and performing research and development. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential markets; secure financing, develop a customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. From inception, the Company has been funded by a combination of equity and debt financings.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical studies. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of debt and equity securities and, in the longer term, revenue from product sales.

As of March 31, 2015, the Company had cash and cash equivalents of approximately $1,454,000. Historically, the Company has net losses and negative cash flows from operations. The Company believes its current capital resources are not sufficient to support its operations. Management intends to continue its research efforts and to finance operations of the Company through debt and/or equity financings. Management plans to seek additional debt and/or equity financing through private or public offerings or through a business combination or strategic partnership. There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4:  SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the Company’s annual report on Form 10-K, which was filed with the SEC on April 15, 2015.

Prior Period Reclassifications

Certain prior period amounts that were combined in the March 31, 2014 consolidated financial statements have been reclassified for comparability with the March 31, 2015 presentation. These reclassifications had no effect on previously reported net loss.

NOTE 5:  POTENTIALLY DILUTIVE SECURITIES

Options, warrants, and convertible debt outstanding were all considered anti-dilutive for the three months ended March 31, 2015 and 2014, due to net losses.

The following securities were not included in the diluted net loss per share calculation because their effect was anti-dilutive as of the periods presented:

	March 31,
	2015	2014
Common stock options	65,000	65,000
Common stock warrants - equity treatment	52,229,000	193,000
Common stock warrants - liability treatment	12,514,000	57,000
Convertible notes	-	15,000
Potentially dilutive securities	64,808,000	330,000

NOTE 6:  DERIVATIVE LIABILITY - WARRANTS AND DERIVATIVE LIABILITY – CONVERSION OPTION

A summary of quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company’s common stock purchase warrants that are categorized within Level 3 of the fair value hierarchy for the three months ended 2015 and 2014 is as follows:

Share Purchase Warrants	Weighted Average Inputs for the Period
Date of valuation	For the Quarter Ending March 31, 2015	For the Quarter Ending March 31, 2014
Dividend yield (per share)	0%	0%
Strike price	$1.52	$5.84
Volatility (annual)	155.00%	159.00%
Risk-free rate	1.37%	0.65%
Contractual term (years)	4.85	3.83

The foregoing assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants and Derivative liability – conversion option:

	As of March 31, 2015
		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$2,053,000	-	-	$2,053,000	$2,053,000
Total	$2,053,000	-	-	$2,053,000	$2,053,000

	As of December 31, 2014
		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$9,000	-	-	$9,000	$9,000
Total	$9,000	-	-	$9,000	$9,000

There were no transfers between Level 1, 2 or 3 during the three months ended March 31, 2015.

The following table presents changes in Level 3 liabilities measured at fair value for the three months ended March 31, 2015:
Derivative liability – warrants
Balance – December 31, 2014	$9,000
Additions during the quarter	2,090,000
Change in fair value of warrant liability	(46,000)
Balance – March 31, 2015	$2,053,000

The valuation of warrants is subjective and is affected by changes in inputs to the valuation model including the price per share of common stock, the historical volatility of the stock price, risk-free rates based on U.S. Treasury security yields, the expected term of the warrants and dividend yield. Changes in these assumptions can materially affect the fair value estimate. The Company could ultimately incur amounts to settle the warrant at a cash settlement value that is significantly different than the carrying value of the liability on the financial statements. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire, or are amended in a way that would no longer require these warrants to be classified as a liability. Changes in the fair value of the common stock warrants liability are recognized as a component of other income (expense) in the Statements of Operations.

During 2014 the Company entered into numerous extinguishment agreements with various holders. As a result the derivative liability associated with the bifurcated conversion options were extinguished at the date of conversion and recorded in the loss on extinguishment in the Statement of Operations. The inputs utilized in the final mark to market were as follows:

Conversion Option	Weighted Average Inputs for the Period
Date of valuation	For the Quarter Ending March 31, 2015	For the Quarter Ending March 31, 2014
Dividend yield (per share)	-%	0%
Strike price	$-	$1.03
Volatility (annual)	-%	199.00%
Risk-free rate	-%	0.05%
Contractual term (years)	-	0.24

Fair value of Conversion Option at extinguishment	$-	$708,000

NOTE 7:  PROMISSORY NOTES, RELATED PARTY

The Company has outstanding promissory notes in the amount of $52,942 (December 31, 2014 - $52,942), of which $23,000 of promissory notes are from an officer and a director of the Company. The promissory notes bear no interest charges and have no fixed repayment terms.

NOTE 8:  CAPITAL STOCK

2015 Share Transactions

Private placements

In January, 2015, the Company entered into a Securities Purchase Agreement with certain investors for the sale of 7,320,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $1,250,000, net of finders’ fee and offering expenses of approximately $214,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants are hereby collectively referred to as the “January 2015 Warrants”). Series A warrants are exercisable at $1.50 per share, with a five year term. Series B warrants are exercisable at $0.40 per share, with a six month term. Series C warrants are exercisable at $1.00 per share, with a five year term. Series D warrants are exercisable at $0.75 per share only if and to the extent that the Series B warrants are exercised, with a five year term from the date that the Series B warrants are exercised. Series E warrants are exercisable at $1.25 per share, only if and to the extent that the Series C warrants are exercised, with a five year term from the date that the Series C warrants are exercised.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase 366,000 common shares with substantially the same terms as the January 2015 Warrants.

The Series A warrants were issued with price reset features. The fair value of these warrants was determined to be $1,346,000 and recognized as a derivative liability.

The fair value of Series B, C, D & E warrants was determined to be $4,635,000 and was included within equity.

In March, 2015, the Company entered into a Securities Purchase Agreement with certain accredited investors for the sale of 5,000,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $950,000, net of finders’ fee and offering expenses of approximately $50,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants are hereby  collectively referred to as the “March 2015 Warrants”). The March 2015 Warrants have substantially the same terms as the January 2015 Warrants.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase 125,000 common shares with substantially the same terms as the March 2015 Warrants.

The Series A warrants were issued with price reset features. The fair value of these warrants was determined to be $744,000 and recognized as a derivative liability.

The fair value of Series B, C, D & E warrants was determined to be $2,588,000 and was included within equity.

Share Purchase Warrants

A summary of the Company’s share purchase warrants as of March 31, 2015 and changes during the period is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2014	2,659,417	1.83	4.15
Issued	62,090,975	1.03	3.96
Exercised	-	-	-
Extinguished or expired	(7,500)	50.00	-
Balance, March 31, 2015	64,742,892	$1.01	3.95

NOTE 9:  CONTINGENCIES AND COMMITMENTS

Contingencies:

Consultant Litigation

In May 2012, the Company issued 112,000 post-consolidated shares of common stock to two consultants. The Company contested the validity of the services provided and initially was able to delay the sale of the contested shares. The Company was not successful in recovering the contested shares. A claim for alleged damages of approximately $362,000 plus costs by one of the consultants as a result of the contesting of the issuance of the shares was filed in the Supreme Court of New York. The claim was for damages on the difference between market price at the time the Company was able to delay the sale of his shares and the market price at the time of the sale of all of his shares. As the result of a judicial decision in New York the consultant received a bond payment of approximately $100,000 that the Company had used to secure a temporary restraining order against the issuance of stock to him. Following hearings at the International Arbitration Tribunal held in New York on May 13-16, 2014 the arbitrator ordered (on July 18, 2014) the consultant to pay Tapimmune $196,204 plus 9% interest from the date of the award. The Company is attempting to collect the award from Mr. Michael Gardner.

On July 18, 2014, the International Center for Dispute Resolution International Arbitration Tribunal issued a Final Award in the matter of  TapImmune Inc. vs. Michael Gardner awarding TapImmune $196,204 plus post-award interest at a rate of 9% per year. This award stemmed from the dispute discussed above with Mr. Gardner regarding the May 2012 consulting agreement. The arbitrator found that we were fraudulently induced into entering said agreement through “1) misrepresentations as to what he would or could do for the Company, including raising funds, and 2) omissions about his reputation and ability to obtain or assist in obtaining financing for TapImmune” among other reasons. We are attempting to collect the award from Mr. Gardner.
Vendor Litigation

One of our suppliers, Fischer Scientific was awarded a judgment against us for $51,000 which is equal to the amount owed to them and is currently accrued on the balance sheet. We intend on settling that matter in the second quarter of 2015.

PROSPECTUS

TAPIMMUNE INC.

68,486,792 Shares of Common Stock

July 16, 2015

Until October 14, 2015 (the 90th day after the date of this Prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the offered securities in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.